Exhibit 99.1

RESOLUTELY CASCADES QUARTERLY REPORT 2 FOR THE 3-MONTH AND 6-MONTH PERIODS ENDED JUNE 30, 2009

2 TABLE OF CONTENTS  THE BUSINESS ENVIRONMENT IN THE SECOND QUARTER OF 2009 4  FINANCIAL OVERVIEW 8  BUSINESS SEGMENT REVIEW 16  OTHER ITEMS ANALYSIS 23  LIQUIDITY AND CAPITAL RESOURCES 24  CONSOLIDATED FINANCIAL POSITION 26  NEAR-TERM OUTLOOK 26  SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES 30  APPENDIX — INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008 33  CONSOLIDATED FINANCIAL STATEMENTS 37  MANAGEMENT’S DISCUSSION & ANALYSIS  THE FOLLOWING IS MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF THE OPERATING RESULTS AND FINANCIAL POSITION OF CASCADES INC. (“CASCADES” OR “THE COMPANY”), WHICH SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008, AND WITH THE MOST RECENT AUDITED CONSOLIDATED FINANCIAL STATEMENTS. INFORMATION CONTAINED HEREIN INCLUDES ANY SIGNIFICANT DEVELOPMENTS AS AT AUGUST 10, 2009, THE DATE ON WHICH THE MD&A WAS APPROVED BY THE COMPANY’S BOARD OF DIRECTORS. FOR ADDITIONAL INFORMATION, READERS ARE REFERRED TO THE COMPANY’S ANNUAL INFORMATION FORM (“AIF”), WHICH IS PUBLISHED SEPARATELY. ADDITIONAL INFORMATION RELATING TO THE COMPANY IS ALSO AVAILABLE ON SEDAR AT WWW.SEDAR.COM.  This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.  The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (OIBD) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on Non-GAAP Measures” section.

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 3

TO OUR SHAREHOLDERS

CASCADES POSTS SIGNIFICANTLY IMPROVED RESULTS IN THE SECOND QUARTER

- Net earnings of $30 million ($0.30 per share), compared to a net loss of $25 million ($0.25 per share) in the second quarter of 2008. Excluding specific items, net earnings of $28 million ($0.28 per share) compared to a net loss of $11 million ($0.11 per share) in the same period of last year.
- Operating income before depreciation and amortization (EBITDA), excluding specific items, of $121 million: the highest in the Company's history, an increase of 13% compared to the previous quarter.
- Cash flow from operations excluding specific items more than doubled compared to Q2 2008, to $85 million.
- Net debt down by almost $150 million, in comparison to the previous quarter.
- Current cash availability of approximately $375 million: an increase of $75 million over the previous three-month period.
- Announcement of the acquisition of Atlantic Packaging Products Ltd.'s tissue paper assets in June. We received the approval from the Competition Bureau on August 7, and we expect the closing of the transaction by the end of the third quarter.
- Cascades was recognized as the 15th best corporate citizen in Canada by *Corporate Knights* magazine.

FINANCIAL HIGHLIGHTS

SELECTED CONSOLIDATED INFORMATION

(in millions of Canadian dollars, except amounts per share)	Q2 2009	Q2 2008 Note 2	Q1 2009 Note 2
Sales	981	999	970
Excluding specific items [1]			
Operating income before depreciation and amortization (OIBD or EBITDA)	121	63	107
Operating income from continuing operations	66	10	53
Net earnings (loss)	28	(11)	21
per common share	$0.28	$(0.11)	$0.22
Cash flow from operations (ajusted) from continuing operations	85	42	70
per common share	$0.87	$0.43	$0.71
As reported			
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	130	61	103
Operating income from continuing operations	75	8	49
Net earnings (loss)	30	(25)	37
per common share	$0.30	$(0.25)	$0.38
Cash flow from operations (ajusted) from continuing operations [1]	81	36	68
per common share [1]	$0.83	$0.37	$0.69

Note 1 - see the supplemental information on non-GAAP mesures note.
Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Our results have shown significant progress since the trough experienced in the first half of 2008. Today, we are very pleased to announce the highest quarterly EBITDA in Cascades' history. Results improved in all our sectors as we benefited from a favourable variable cost environment. These higher results also underscore the different cost reduction measures implemented in the past quarters, our initiatives in the field of innovation, as well as our efforts in sales and marketing.

The operating income of our Tissue Group reached a new all-time high and our restructuring efforts in Europe and North America continued as the EBITDA of our boxboard operations increased from $3 million in Q2 2008 to $32 million in the second quarter of 2009. Finally, while our shipments grew by 5% compared to the previous quarter, we continued to take costly market downtime in our packaging sector

Alain Lemaire
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 4

THE BUSINESS ENVIRONMENT IN THE SECOND QUARTER OF 2009

EXCHANGE RATES AND ENERGY PRICES

During the second quarter of 2009, the Canadian dollar and the euro were 13% lower against the American dollar compared to the same period last year. In comparison to the previous quarter, the two currencies increased slightly against the greenback.

With regard to energy prices, crude oil costs increased 41% compared to the previous quarter, while the cost of natural gas continued to decrease (-28%). In comparison to the same quarter in 2008, natural gas and crude oil costs were 68% and 55% lower in Q2 2009.

EXCHANGE RATES


Source: Bloomberg
(US$/CAN$)
(US$/EURO)

ENERGY PRICES


Source: Bloomberg
NATURAL GAS (US$/mmBtu)
CRUDE OIL (US$/BARREL)

	2007					2008			**2009**	Change	Change
	Year	Q1	Q2	Q3	Q4	Year	**Q1**	**Q2**	Year	Q2 2009 Q2 2008	Q2 2009 Q1 2009
Foreign exchange rates-average											
CAN$/US$	1.074	1.004	1.010	1.041	1.212	1.067	1.245	**1.167**	1.206	16%	-6%
US$/CAN$	0.931	0.996	0.990	0.960	0.825	0.937	0.803	**0.857**	0.829	-13%	7%
US$/EURO	1.363	1.499	1.564	1.503	1.317	1.471	1.306	**1.364**	1.335	-13%	4%
Energy prices-average											
Natural gas Henry Hub (US$/mmBtu)	6.86	8.03	10.92	10.24	6.94	9.03	4.89	**3.50**	4.19	-68%	-28%
Crude oil WTI (US$/barrel)	69.72	93.69	117.64	125.85	80.48	104.42	37.18	**52.41**	44.80	-55%	41%

Source: Bloomberg

5 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS DEMAND Since the trough in December 2008, U.S. folding coated recycled boxboard industry production rebounded from its low and remained relatively constant in the second quarter of 2009 compared to the same period last year.    The production and capacity utilization rate of the U.S. containerboard industry showed constant progression since the beginning of the second quarter of 2009. Due to the economic slowdown, production remained 9% lower compared to the same period last year. In fact, the average capacity utilization rate for the first six months of 2009 was only 82% versus 96% in 2008.    U.S. tissue paper industry production decreased slightly for the first six months of 2009 (-3%). This decline is mainly explained by a slowdown in the away-from-home market. Year-to-date, however, the average capacity utilization rate remained relatively high at 92%. U.S. FOLDING COATED RECYCLED BOXBOARD INDUSTRY PRODUCTION AND CAPACITY UTILIZATION RATE 190 180 170 160 150 140 130 120 105% 100% 95% 90% 85% 80% 75% 70% Jan 06 April 06 July 06 Oct 06 Jan 07 April 07 July 07 Oct 07 Jan 08 April 08 July 08 Oct 08 Jan 09 April 09 Source: RISI, Cascades TOTAL PRODUCTION (000 s. t.)   CAPACITY UTILIZATION RATE (%) U.S. CONTAINERBOARD MILLS PRODUCTION AND CAPACITY UTILIZATION RATE 3,000 2,750 2,500 2,500 2,000 1,750 110% 100% 90% 80% 70% Jan 06 April 06 July 06 Oct 06 Jan 07 April 07 July 07 Oct 07 Jan 08 April 08 July 08 Oct 08 Jan 09 April 09 Source: Fibre Box Association, RISI   TOTAL PRODUCTION (000 s. t.) CAPACITY UTILIZATION RATE (%) U.S. TISSUE PAPER INDUSTRY PRODUCTION (PARENT ROLLS) AND CAPACITY UTILIZATION RATE 700 675 650 625 600 575 550 98% 96% 94% 92% 90% 88% 86% 84% Source: RISI  TOTAL PARENT ROLL PRODUCTION (000 s. t.) CAPACITY UTILIZATION RATE (%)

6 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS SELLING PRICES AND RAW MATERIALS COSTS During Q2 2009, market selling prices were 1% to 7% lower in comparison to the second quarter of last year, with the exception of tissue paper products. Market selling prices were also lower in the packaging sector compared to the previous quarter, while they remained relatively stable in the tissue paper market.  Recycled fibre and virgin pulp costs (the primary raw materials used for manufacturing our products, which represent our highest variable production cost) were 27% to 76% lower compared to the same quarter last year. In comparison to Q1 2009, the costs of recycled fibres rebounded from their trough, while those of virgin pulp continued to decrease.  The following graph and table show the historical movement of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Selling prices and raw materials costs fluctuate considerably, and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase costs and actual selling prices.  For the second quarter of 2009, the spread between our selling price and the raw materials indices increased 25% compared to the second quarter of 2008 and decreased 6% versus the first quarter of 2009.    1. The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in PPI Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.  2. The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to purchase volume (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix. CASCADES NORTH AMERICAN SELLING PRICEAND RAW MATERIAL COST INDICES  1,600 1,450 1,500 1,550 1,400 1,3501,1300, 1,250 1,200 1,150 1,100 800 750 700 650 600 500 550 450 200 250 300 400 350 Q1 2007 Q2 2007 Q3 2007 Q4 2007 Q1 2008 Q2 2008 Q3 2008 Q4 2008 Q1 2009 Q2 2009 SELLING PRICES INDEX1 (US$) RAW MATERIAL COSTS INDEX2 (US$)

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 7

	2007	2008					2009			Change	Change	Change	Change
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	**Average Q2**	Average	Q2 2009 Q2 2008 (units)	Q2 2009 Q2 2008 (%)	Q2 2009 Q1 2009 (units)	Q2 2009 Q1 2009 (%)
SELLING PRICES													
Cascades North American US$ index (index 2003 = 1,000)[1]	1,362	1,412	1,425	1,514	1,510	1,465	1,458	**1,402**	1,430	-23	-2%	-56	-4%
PACKAGING													
Boxboard													
North America (US$/ton)													
Recycled boxboard - 20pt. Clay coated news (transaction)	721	733	755	778	790	764	768	**745**	757	-10	-1%	-23	-3%
Europe (Euro/tonne)													
Recycled white-lined chipboard (GD2) index[2]	669	663	644	644	646	649	628	**603**	615	-41	-6%	-25	-4%
Virgin coated duplex boxboard (GC2) index[3]	1,000	988	984	979	989	985	984	**975**	980	-9	-1%	-9	-1%
Containerboard (US$/ton)													
Linerboard 42-lb. unbleached kraft, East US (transaction)	532	555	555	610	607	582	578	**543**	561	-12	-2%	-35	-6%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	512	535	535	590	583	561	548	**513**	531	-22	-4%	-35	-6%
Specialty products (US$/ton, tonne for deinked pulp)													
Recycled boxboard - 20pt. Bending chip (transaction)	564	585	583	610	625	601	600	**555**	578	-28	-5%	-45	-8%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	650	727	758	765	712	740	585	**570**	578	-188	-25%	-15	-3%
Unbleached kraft paper, Grocery bag 30-lb.	891	918	945	978	988	958	937	**920**	928	-25	-3%	-17	-2%
Uncoated white 50-lb. offset, rolls	818	860	907	944	945	914	897	**845**	871	-62	-7%	-52	-6%
TISSUE PAPERS													
Cascades Tissue papers (index 1999 = 1,000)[4]	1,493	1,560	1,602	1,618	1,606	1,597	1,615	**1,628**	1,622	26	2%	13	1%
RAW MATERIALS													
Cascades North American US$ index (index 2003 = 300)[5]	480	542	536	524	366	492	271	**287**	279	-249	-46%	17	6%
RECYCLED PAPER (US$/short ton)													
North America (US$/ton)													
Corrugated containers, no. 11 (OCC - Chicago & NY average)	113	127	118	105	40	98	27	**45**	36	-73	-62%	18	67%
Special news, no. 6 (ONP - Chicago & NY average)	74	78	79	87	23	67	7	**19**	13	-60	-76%	12	171%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	160	208	207	211	127	188	90	**90**	90	-117	-57%	0	0%
Europe (Euro/tonne)													
Recovered mixed paper & board sorted index[6]	71	73	66	60	20	55	12	**21**	17	-45	-68%	9	75%
VIRGIN PULP (US$/TONNE) (US$/tonne)													
Bleached softwood kraft Northern, East U.S.	824	880	880	880	789	857	677	**643**	660	-237	-27%	-34	-5%
Bleached hardwood kraft Northern mixed, East U.S.	719	796	815	822	718	788	595	**532**	563	-283	-35%	-63	-11%
WOODCHIPS – CONIFER EASTERN CANADA (US$/odmt)[7]	129	138	139	135	116	132	111	**118**	115	-21	-15%	7	6%

Sources: *PPI Pulp & Paper Week, PPI Europe, EUWID, Random Lengths* and Cascades.

1. See Note 1, page 6.
2. The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades' recycled grades selling prices in Europe. It is weighted by country. For each country, we use an average of *PPI Europe* and *EUWID* prices for white-lined chipboard.
3. The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades' virgin grades selling prices in Europe. It is weighted by country. For each country, we use an average of *PPI Europe* and *EUWID* prices for coated duplex boxboard.
4. The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.
5. See Note 2, page 6.
6. The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of *PPI Europe* and *EUWID* prices for recovered mixed paper and board. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

8 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS FINANCIAL OVERVIEW The environment in which the Company has had to manage, with higher operating costs, in 2007 and 2008 — particularly during the first half of 2008 - had put pressure on our operating results. The costs of recycled fibre and energy actually increased to near-record highs in a very short period of time. Freight and chemical product costs had also increased significantly. These rapid changes had a negative impact on our operating results, as it was difficult to adjust our selling prices at the same pace. In addition, the Canadian dollar appreciated quickly and remained around parity with the U.S. dollar over a long period of time in 2008. Despite challenging business conditions and the economic uncertainty, the Company has been able to increase its average selling prices in Canadian dollars, since the second half of 2008, in all its business groups. Moreover, the Company benefited from the significant decrease in energy and recycled fibre costs, which occurred in the last quarter of 2008 and continued in 2009. Between the second quarter of 2008 and the second quarter of 2009, the Canadian dollar depreciated 13% against the U.S. dollar (16.5% between the first half of 2008 and the first half of 2009). All these factors led to better results for the first half of 2009, compared to 2008. In the second quarter of 2009, the Company posted net earnings, including specific items, of $30 million or $0.30 per share, compared to a net loss of $25 million or $0.25 per share in 2008. Sales in 2009 decreased by $18 million, or 1.8%, to reach $981 million, compared to $999 million in 2008. Operating income including specific items reached $75 million, compared to $8 million in 2008. Excluding specific items, which will be discussed in detail in each segment, operating income increased by $56 million to $66 million, compared to $10 million in 2008. During the first six months of 2009, the Company posted net earnings, including specific items, of $67 million or $0.68 per share, compared to a net loss of $29 million or $0.29 per share in 2008. Sales in 2009 decreased by $7 million, or 0.4%, to reach $1.951 billion, compared to $1.958 billion in 2008. Operating income including specific items reached $124 million, compared to $2 million in 2008. Excluding specific items, operating income increased by $101 million to $119 million, compared to $18 million in 2008.

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 9

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2007					2008			2009
	Total	Q1	Q2	Q3	Q4	Total	Q1	**Q2**	Total
Operational									
Total shipments (in '000 of s.t.)									
Packaging									
Boxboard[1]	1,202	292	277	278	246	1,093	249	**255**	504
Containerboard[2]	1,412	348	342	363	336	1,389	278	**304**	582
Specialty products[3]	450	116	115	118	109	458	106	**110**	216
	3,064	756	734	759	691	2,940	633	**669**	1,302
Tissue Papers	451	112	116	124	119	471	106	**107**	213
Total	3,515	868	850	883	810	3,411	739	**776**	1,515
Integration rate - %									
Packaging									
Boxboard (North America)	29%	30%	32%	34%	27%	31%	29%	**30%**	30%
Containerboard (North America)	61%	58%	62%	61%	59%	60%	66%	**72%**	69%
Specialty products (paper only)	8%	9%	9%	9%	7%	9%	11%	**10%**	11%
Tissue Papers	56%	55%	55%	52%	55%	54%	60%	**60%**	60%
	45%	45%	47%	46%	45%	46%	49%	**52%**	50%
Capacity utilization rate[4] - %									
Packaging									
Boxboard[5]	89%	86%	79%	84%	79%	82%	80%	**84%**	82%
Containerboard	101%	97%	94%	94%	82%	92%	73%	**82%**	78%
Specialty products (paper only)	86%	84%	83%	85%	78%	83%	78%	**82%**	80%
Tissue Papers[6]	99%	94%	92%	96%	95%	94%	92%	**89%**	91%
Total	95%	91%	87%	90%	82%	88%	79%	**84%**	81%
Energy cons.[7] - GJ/ton	10.05	10.39	9.54	9.25	11.06	10.09	10.82	**9.86**	9.92
Work accidents - OSHA frequency rate	7.97	7.11	6.52	7.77	4.52	6.48	6.25	**5.10**	5.65
Financial									
Return on assets (%)[8]									
Packaging									
Boxboard	4%	4%	3%	3%	3%	3%	5%	**7%**	7%
Containerboard	12%	12%	11%	10%	9%	9%	9%	**10%**	10%
Specialty products	10%	8%	9%	10%	11%	11%	12%	**13%**	13%
Tissue Papers	12%	11%	12%	13%	18%	18%	22%	**26%**	26%
Consolidated return on assets (%)	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%	8.9%	**10.4%**	10.4%
Working capital[9]									
In millions of $, at end of period	616	682	652	675	694	694	688	**669**	669
% of sales[10]	16.5%	16.7%	16.6%	16.3%	16.6%	16.6%	16.8%	**17.0%**	17.0%

1. Starting in Q1 2008, numbers reflect the merger of our European recycled boxboard assets with Reno De Medici.
2. 2009 first quarter Containerboard operation shipments have been reviewed during the second quarter.
3. Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.
4. Defined as: Shipments/Practical capacity. Paper manufacturing only.
5. Starting in Q1 2008, capacity numbers were adjusted to reflect the merger of our European recycled boxboard assets with Reno De Medici.
6. Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 85% of its theoretical capacity. During the second quarter of 2009, the theoretical capacity had been reviewed and revised upward. Before that review, the practical capacity was 80% of the theoretical capacity.
7. Average energy consumption for manufacturing mills only.
8. Return on assets is a non-GAAP measure and is defined as LTM OIBD excluding specific items/LTM Average of total quarterly assets.
9. Working capital includes accounts receivable plus inventories less accounts payable. This number excludes an unpaid provision for closure and restructuring costs in the amount of $18 million as at June 30, 2009, and $22 million as at December 31, 2008. It also excludes the current portion of derivative financial instrument liabilities in the amount of $14 million ($31 million as at December 31, 2008) and the net current portion of future tax assets in the amount of $5 million ($10 million as at December 31, 2008).
10. % of sales = LTM Working capital/LTM Sales.

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 10

HISTORICAL FINANCIAL INFORMATION

(In millions of Canadian dollars, unless otherwise noted)

(Restated to conform with a new accounting policy - see note 1 a) of financial statements)	2007 Q3	2007 Q4	2007 Total	2008 Q1	2008 Q2	2008 Q3	2008 Q4	2008 Total	2009 Q1	2009 **Q2**	2009 Total
Sales											
Packaging											
Boxboard[1]	332	315	1,343	329	331	332	331	1,323	336	**336**	672
Containerboard	310	282	1,193	291	301	318	293	1,203	263	**275**	538
Specialty products	206	202	834	209	218	224	209	860	186	**188**	374
Inter-segment sales	(26)	(26)	(108)	(28)	(25)	(28)	(19)	(100)	(13)	**(15)**	(28)
	822	773	3,262	801	825	846	814	3,286	772	**784**	1,556
Tissue Papers	176	171	713	170	184	205	228	787	211	**207**	418
Inter-segment sales and Corporate activities	(14)	(7)	(46)	(12)	(10)	(12)	(22)	(56)	(13)	**(10)**	(23)
	984	937	3,929	959	999	1,039	1,020	4,017	970	**981**	1,951
Operating income (loss) before depreciation and amortization ("OIBD")[2]											
Packaging											
Boxboard[1]	15	9	69	(1)	(1)	6	(7)	(3)	22	**29**	51
Containerboard	46	30	152	34	27	23	19	103	35	**39**	74
Specialty products	15	15	59	9	14	21	20	64	13	**22**	35
	76	54	280	42	40	50	32	164	70	**90**	160
Tissue Papers	16	15	66	12	14	22	41	89	39	**42**	81
Corporate activities	1	(1)	6	(9)	7	(1)	(21)	(24)	(6)	**(2)**	(8)
	93	68	352	45	61	71	52	229	103	**130**	233
OIBD excluding specific items[2]											
Packaging											
Boxboard[1]	15	9	44	9	3	10	11	33	24	**32**	56
Containerboard	48	44	176	37	30	32	31	130	36	**38**	74
Specialty products	15	16	60	9	15	21	22	67	13	**20**	33
	78	69	280	55	48	63	64	230	73	**90**	163
Tissue Papers	16	15	65	12	15	22	41	90	39	**42**	81
Corporate activities	1	(2)	5	(8)	0	3	(9)	(14)	(5)	**(11)**	(16)
	95	82	350	59	63	88	96	306	107	**121**	228
Operating income (loss) from continuing operations	38	20	145	(6)	8	17	(3)	16	49	**75**	124
Excluding specific items[2]	40	34	143	8	10	34	41	93	53	**66**	119
Net earnings (loss)	16	13	96	(4)	(25)	(7)	(18)	(54)	37	**30**	67
Excluding specific items[2]	9	2	23	(9)	(11)	6	18	4	21	**28**	49
Net earnings (loss) per share (in dollars)											
Basic	$0.16	$0.13	$0.96	$(0.04)	$(0.25)	$(0.07)	$(0.19)	$(0.55)	$0.38	**$0.30**	$0.68
Basic, excluding specific items[2]	$0.09	$0.02	$0.23	$(0.09)	$(0.11)	$0.06	$0.18	$0.04	$0.22	**$0.28**	$0.50
Cash flow from operations (adjusted)[2]	55	36	178	17	36	43	59	155	68	**81**	149
Excluding specific items	56	49	202	26	42	47	68	183	70	**85**	155
Cash flow from operations (adjusted) per share (in dollars)[2]											
Basic	$0.56	$0.36	$1.79	$0.17	$0.37	$0.43	$0.60	$1.57	$0.69	**$0.83**	$1.52
Basic, excluding specific items	$0.57	$0.49	$2.03	$0.26	$0.43	$0.47	$0.69	$1.85	$0.71	**$0.87**	$1.58
Cascades North American US$ selling price index (2002 index = 1,000)[3]	1,382	1,411	1,362	1,412	1,425	1,514	1,510	1,465	1,458	**1,402**	5,884
Cascades North American US$ raw materials index (2002 index = 300)[4]	497	521	480	542	536	524	366	492	270	**287**	279
US$/CAN$	$0.96	$1.02	$0.93	$1.00	$0.99	$0.96	$0.82	$0.94	$0.80	**$0.86**	$0.83
Natural Gas Henry Hub - US$/mmBtu	$6.16	$6.97	$6.86	$8.03	$10.92	$10.24	$6.94	$9.03	$4.89	**$3.50**	$4.19
Return on assets (%)[5]	9.5%	8.9%	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%	8.9%	**10.4%**	10.4%

Source: *Pulp & Paper Week, PPI, EUWID, Random Lengths* and Cascades

1. The 2008 figures reflect the merger of our European boxboard assets with Reno De Medici.
2. See "Supplemental Information on Non-GAAP Measures".
3. See Note 1, page 6.
4. See Note 2, page 6.
5. Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items/LTM Average of total quarterly assets.

11 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008 Sales Sales in the second quarter of 2009 decreased by $18 million, to $981 million versus $999 million in 2008. Net average selling prices in U.S. dollars rose in all of our segments, except the Containerboard and Specialty Products segments. However, the decreases in selling prices were offset by the depreciation of the Canadian dollar against the U.S. dollar. As a result of the general economic challenges, shipments were 8.7% lower compared to 2008, partly as a result of market-related downtime in the North American boxboard sector (5,350 short tons); the closure, for an indefinite period, of the Toronto recycled boxboard mill in the third quarter of 2008 (removing 33,500 short tons); and market-related downtime in North American Containerboard (33,350 short tons). The Tissue and Specialty Products Groups’ business volumes decreased by 7.8% and 4.3% respectively during the second quarter of 2009, over the second quarter of 2008. Operating Income before Depreciation and Amortization (“OIBD”) The Company generated $130 million in OIBD in the second quarter of 2009, compared to $61 million in 2008. The OIBD margin increased for the period, to 13.3%, compared to 6.1% in 2008. Excluding specific items, the OIBD stood at $121 million compared to $63 million in 2008 — an increase of $58 million or 92%, resulting from lower raw materials and energy costs, increases in selling prices in some segments and the depreciation of the Canadian dollar. These positive impacts were partly offset by lower shipments for all segments of the Company. In addition, second quarter results were reduced by a charge of $3 million for an inventory loss following a fire at an external warehouse and bad debt provisions higher than historically for an amount of $5 million. The main variances in OIBD excluding specific items for the second quarter of 2009, compared to the second quarter of 2008, are shown below: 1. The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips. 2. The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position. At the end of 2008, the Company changed its method for estimating the impact of the exchange rate compared to the previous period. 3. Impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes. 4. Includes all other costs, such as repair and maintenance, selling and administration, and profit-sharing. 5. Includes change in OIBD for operating units that are not in the manufacturing and converting sectors. 180 160 140 120 100 80 60 40 63 49 15 13 12 4 2 (26) (9) (2) 121 2008 Raw materials 1 Energy price & consumption Variation of CAN$2 Selling price & mix Others variable costs3 Business acquisitions, disposals and closure Volume (shipments) Fixed costs & others4 Other sectors5 2009

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 12

FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

Sales

Sales for the 6-month period that ended in June 2009 decreased slightly, by $7 million, to $1.951 billion versus $1.958 billion in 2008. Net average selling prices in U.S. dollars rose in all of our segments, except for Containerboard and Specialty Products segments. However, the decreases in selling prices were offset by the depreciation of the Canadian dollar against the U.S. dollar. As a result of the general economic challenges, shipments were 11.8% lower compared to 2008, partly as a result of market-related downtime, in the first half of year of 2009, in the North American boxboard sector; the closure, for an indefinite period, of the Toronto recycled boxboard mill in the third quarter of 2008; and market-related downtime in North American Containerboard. The Tissue and Specialty Products Groups' business volumes decreased by 6.6% and 6.5%, respectively, in 2009 over 2008. Sales also include the net impact of the transaction with Reno De Medici, which was concluded on March 1, 2008.

Operating Income before Depreciation and Amortization (OIBD)

For the 6-month period in 2009, OIBD stood at $233 million compared to $106 million for the same period in 2008. The OIBD margin increased to 11.9% in 2009 compared to 5.4% in 2008. Excluding specific items, OIBD increased by $106 million or 87% to $228 million, compared to $122 million for the same period in 2008, resulting from lower raw materials costs, the increase in our selling prices and the depreciation of the Canadian dollar. These positive impacts were partly offset by lower shipments for all segments of the Company.

The main variances in OIBD, excluding specific items, for the 6-month periods ended June 30, 2009 and 2008 are shown below:


310
280
250
220
190
160
130
100
70
40
122
83
37
27
16
5
4
(50)
(15)
(1)
228
2008
Raw materials[1]
Variation of CAN$[2]
Selling price & mix
Energy price & consumption
Business acquisitions, disposals and closure
Other sectors[5]
Volume (shipments)
Fixed costs & others[4]
Others variable costs[3]
2009

For Notes 1 to 5, see definition on page 11.

The operating income before depreciation and amortization variance analysis by segment is shown in each business segment review (refer to pages 16 to 23).

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS 13

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION

The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance to which the Company's results between periods can be compared, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

For the 3-month periods ended June 30

(in millions of Canadian dollars)	2009						2008					
	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss) before depreciation and amortization	**29**	**39**	**22**	**42**	**(2)**	**130**	(1)	27	14	14	7	61
Specific items :												
Inventory adjustment resulting from business acquisition	-	-	-	-	-	-	1	-	-	-	-	1
Gains or losses on disposal and others	3	-	(2)	-	-	1	-	-	-	-	-	-
Impairment loss	-	-	-	-	-	-	-	2	1	-	-	3
Closure and restructuring costs	-	3	-	-	-	3	3	1	-	1	-	5
Gain on financial instruments	-	(4)	-	-	(9)	(13)	-	-	-	-	(7)	(7)
	3	(1)	(2)	-	(9)	(9)	4	3	1	1	(7)	2
Operating income (loss) before depreciation and amortization - excluding specific items	**32**	**38**	**20**	**42**	**(11)**	**121**	3	30	15	15	-	63

For the 6-month periods ended June 30

(in millions of Canadian dollars)	2009						2008					
	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated	Boxboard	Containerboard	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss) before depreciation and amortization	**51**	**74**	**35**	**81**	**(8)**	**233**	(2)	61	23	26	(2)	106
Specific items :												
Inventory adjustment resulting from business acquisition	-	-	-	-	-	-	2	-	-	-	-	2
Gains or losses on disposal and others	3	-	(2)	-	-	1	5	-	-	-	-	5
Impairment loss	-	3	-	-	-	3	-	2	1	-	-	3
Closure and restructuring costs	2	3	-	-	-	5	7	5	-	1	-	13
Gain on financial instruments	-	(6)	-	-	(8)	(14)	-	(1)	-	-	(6)	(7)
	5	-	(2)	-	(8)	(5)	14	6	1	1	(6)	16
Operating income (loss) before depreciation and amortization - excluding specific items	**56**	**74**	**33**	**81**	**(16)**	**228**	12	67	24	27	(8)	122

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 14

GAINS AND LOSSES ON DISPOSAL AND OTHERS

In 2009 and 2008, the Company recorded the following gain and losses:

	Q2 2009	Q2 2008	2009	2008
Loss on contribution to a joint venture	-	-	-	5
Gain on disposal of property, plant and equipment	(2)	-	(2)	-
Pension plan - partial curtailment	3	-	3	-
	1	-	1	5

During the second quarter of 2009, the Company recorded a $3M charge incurred to settle a partial curtailment of one of its employee future benefit pension plans. The Company also recorded a gain of $2M on disposal of assets in the Specialty Products Group, for a mill in Europe that had been closed in 2006.

In the first quarter of 2008, following the transaction with Reno De Medici S.p.A. ("RdM"), the Company recorded a loss of $5 million since the value of the shares received as a consideration was lower than the contributed book value of the assets transferred as at March 1, 2008.

IMPAIRMENT CHARGES, CLOSURE AND RESTRUCTURING COSTS

The following impairment charges and closure and restructuring costs were recorded in 2009 and 2008:

	Q2 2009		Q2 2008		2009		2008	
	Impairment charges	Closure and restructuring costs	Impairment charges	Closure and restructuring costs	Impairment charges	Closure and restructuring costs	Impairment charges	Closure and restructuring costs
Boxboard – Dopaco (Bakersfield)	-	-	-	1	-	1	-	3
Boxboard – Corporatif	-	-	-	2	-	1	-	4
Containerboard – Red Rock	-	-	2	1	-	-	2	5
Containerboard – converting	-	3	-	-	3	3	-	-
Specialty Products	-	-	1	-	-	-	1	-
Tissue	-	-	-	1	-	-	-	1
	-	3	3	5	3	5	3	13

In 2009, the Company recorded a charge of $1 million to terminate the lease of the building used for the Bakersfield operation, which had been closed in 2008. The Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008.

On April 2, 2009, the Company announced the closure of its Quebec City-based corrugated products plant. Sales and distribution services at the Quebec City plant will remain intact, and production will be gradually redirected to the other Quebec City-based corrugated products plants. The Company recorded an impairment charge of $3 million on property, plant and equipment, and on inventories, following the announcement during the first quarter of 2009, and a charge of $2 million, during the second quarter of 2009, for severance.

During the second quarter of 2009, the Company incurred restructuring charges totalling $1M in the Containerboard converting sector.

In 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and recorded a charge of $3 million. Following the reorganization of its North American boxboard operations with its containerboard operations, the Company recorded a restructuring provision of $4 million. The Company also incurred a restructuring cost of $1 million for the Tissue Group. In addition, the Company recorded a provision of $5 million, related to the pension plan settlement and other closure costs for its Red Rock containerboard mill, which had been closed in 2006, as well as an impairment charge of $2 million on the remaining value of the property, plant and equipment of this mill. The Company

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 15

also recorded an impairment charge of $1 million on the property, plant and equipment of a wastepaper recovery centre that had ceased its Specialty Products Group operations.

FINANCIAL INSTRUMENTS

During the second quarter of 2009, the Company recorded an unrealized gain of $13 million on certain financial instruments that were not designated as hedging instruments (unrealized gain of $14 million for the six-month period in 2009). More specifically, the 2009 gain for the first half of the year includes a $9 million gain on financial instruments on natural gas, a gain of $6 million on commodity financial instruments (wastepaper hedging) and a net loss of $1 million on other derivative financial instruments such as currency hedging. In the second quarter of 2008, the Company recorded an unrealized gain on these financial instruments of $7 million (unrealized gain of $7 million for the six-month period in 2008).

During the second quarter of 2009, the Company terminated, prior to maturity, foreign exchange forward contracts, related to its U.S.-denominated debt, for net cash proceeds of approximately $8 million. Since these contracts were designated as cash flow hedges for the Company's debt denominated in U.S. dollars, their decrease in fair value is recorded under "Accumulated Other Comprehensive Income (Loss)" and will be recorded in earnings until 2013.

BUSINESS HIGHLIGHTS

Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base and streamline its cost structure.

The following transactions, which occurred in 2008 and 2009, should be taken into consideration when reviewing the overall or segmented analysis of the Company's results:

CLOSURE, RESTRUCTURING AND DISPOSAL

Boxboard Group

1) In the first quarter of 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its Stockton, California plant.
2) In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations.
3) In the third quarter of 2008, the Company closed its Toronto, Ontario recycled boxboard mill for an indefinite period of time.
4) In the third quarter of 2008, the Company sold its Scierie Lemay sawmill, which was closed at the time.
5) In the fourth quarter of 2008, following restructuring initiatives at RdM (Europe), one paper machine located in Blendecques, France was shut down.

Containerboard Group

6) In 2008, the Company carried out a general review of its labour cost structure, which led to 500 layoffs in its converting facilities in Canada and the United States.
7) At the beginning of the second quarter of 2009, the Company announced the closure of its Quebec City-based corrugated products plant. This closure will take place gradually, through December 2009.

DISCONTINUED OPERATIONS

On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million). This transaction resulted in a gain of $24 million before related income taxes of $4 million.

In September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million, which resulted in no gain or loss.

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 16

BUSINESS SEGMENT REVIEW

See "Appendix – Information for the 6-month Periods Ended June 30, 2009 and 2008" for more details on the comparative cumulative results.

PACKAGING—BOXBOARD

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipment[1] (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars or euros/unit)		Price reference (in U.S. dollars or euros/unit)	
	Q2 2009	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008
Boxboard												
Manufacturing - North America	**67**	62	**9**	(12)	**86**	96	**778**	655	**666**	648	**745**	755
Manufacturing - Europe[2]	**111**	122	**5**	2	**127**	137	**872**	886	**€ 549**	€ 562	**€ 677**	€ 700
Converting	**181**	170	**16**	12	**68**	74	**2,670**	2,210	**2,288**	2,189	**n/a**	n/a
Others and eliminations	**(23)**	(23)	**(1)**	(3)	**(26)**	(30)						
	336	331	**29**	(1)	**255**	277						
Specific items			**3**	4								
Excluding specific items			**32**	3								

1. Total shipments do not reflect the elimination of business sector intercompany shipments.

The main variances in OIBD for the Boxboard Group, excluding specific items, are shown below:


50
45
40
35
30
25
20
15
10
5
0
3
8
7
7
7
2
2
2
0
(6)
32
2008
Raw materials[1]
Selling price & mix
Variation of CAN$[2]
Energy price & consumption
Business acquisitions, disposals and closure
Others variable costs[3]
Fixed costs & others[4]
Other sectors[5]
Volume (shipments)
2009

For Notes 1 to 5, see definition on page 11.

17 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS Sales for the Boxboard Group increased by $5 million, to $336 million, in the second quarter of 2009, compared to $331 million for the same period in 2008, despite an 8% decrease in sales volume. This sales increase is mainly due to increases in average selling prices in the North American manufacturing sector and in the converting sector. OIBD excluding specific items for this Group increased by $29 million to $32 million, compared to $3 million in 2008. This improvement is mainly due to higher average selling prices in U.S. dollars in the converting and quick-service restaurant packaging sectors. In addition, OIBD benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro. Decreases in recycled fibre and energy costs also had a positive impact on the OIBD. Finally, all these improvements in profitability were partly offset by lower sales volumes, due to the current challenging economic environment. For the 6-month period ended June 30, 2009, sales for the Boxboard Group increased by $12 million, or 1.8%, to $672 million in 2009, compared to $660 million for the same period in 2008, despite an 11% decrease in sales volume. This sales increase is mainly due to increases in average selling prices. OIBD excluding specific items for the 6-month period increased by $44 million to $56 million, compared to $12 million in 2008. This improvement is mainly due to higher average selling prices, decreased recycled fibre costs and rigorous production cost control initiatives. In addition, OIBD benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro. North America Sales in manufacturing mills for the second quarter of 2009 increased by $5 million, or 8%, compared to the same period in 2008, despite a 10% decrease in sales volume partly attributable to the temporary shutdown of the Toronto mill. The increase in sales is mainly due to the depreciation of the Canadian dollar against the U.S. dollar which has more that offset the decreased sales volume. Excluding specific items, OIBD for manufacturing mills in the second quarter of 2009 increased by $22 million, to $9 million. The improvement in profitability is attributable to the decreases in raw materials and energy costs, of $8 million and $5 million respectively. The depreciation of the Canadian dollar against the U.S. dollar also had a positive impact, of $3 million, on OIBD. Finally, OIBD increased by $2 million due to the temporary closure of the Toronto mill. On the converting side, shipments were lower by 8%. However, this decrease was more than offset by an increase in the selling prices associated with our folding carton and quick-service restaurant packaging activities. Excluding specific items, OIBD for converting plants improved by $3 million. Increased selling prices led to a $7 million improvement in OIBD. This increase was partly offset by an increase of $5 million in raw materials costs (parent rolls). Excluding the temporary shutdown of the Toronto mill in September 2008, which accounts for 33,500 tons, we took approximately 5,350 tons of downtime in the North American manufacturing units to keep supply and demand on balance as well as to maintain inventories at satisfactory levels. For the same period in 2008, 39,230 tons of downtime was taken. During the second quarter of 2009, the Company recorded a $3M charge to settle a partial curtailment of one of its employee future benefits pension plans. For the same period in 2008, this Group recorded closure and restructuring charges of $3 million following the closure of its Dopaco mill located in Bakersfield and the reorganization of its activities with containerboard operations. For the 6-month period ended June 30, 2009, despite a 16% decrease in sales volume, sales for manufacturing mills increased by $3 million or 2.3% compared to the same period in 2008, due to increased selling prices. OIBD for manufacturing mills, excluding specific items, increased by $36 million to $15 million. Beyond the increase in selling prices, the decrease in raw materials and energy costs contributed to the improvement in OIBD. On the converting side, sales increased by $31 million or 9.3% while the OIBD excluding specifics items increased by $2 million. Again, the increased selling price and the decrease in raw materials and energy costs had more than offset the 6.3% decrease in sales volume. Europe For the second quarter of 2009, sales decreased by $11 million, or 9%, compared to the same period in 2008. This decrease is mainly due to a 7.3% decrease in sales volume, compared to 2008. Also, the average selling price

18 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS in euros decreased by 2.3%. These decreases are mainly attributable to the recycled boxboard business, for which sales volume decreased by 8.9% and selling prices in euros decreased by 5.1%. However, this sector benefited from lower recycled fibre and energy costs. On another side, in this sector, we took necessary market-related downtime in order to maintain an optimal level of production against customer demand. On the side of our virgin mills, average selling prices in euros were relatively stable in the second quarter of 2009 compared to the second quarter of 2008, while sales volume decreased by 5.6%. These mills also benefited from lower raw materials costs and the positive impact of cost reduction efforts started in 2008. In 2008, operating results were reduced by $1 million since the inventory acquired at the time of the combination with RdM was recognized at fair value and no profit was recorded on its subsequent sale. For the 6-month period ended June 30, 2009, despite the net impact of the transaction with RdM, which became effective on March 1, 2008, sales decreased by $24 million, or 9.6%, while average selling prices decreased slightly. Mainly the decrease in sales, are due to a 12.5% decrease in sales volume. Again, the main decrease in sales volume, at 15.8%, came from the recycled boxboard business. However, European activities benefited from the decrease in recycled fibre and energy costs, and the depreciation of the Canadian dollar against the Euro. In addition, our virgin mills benefited from favourable exchange rates for the Swedish krona against the euro and the GBP. Packaging—Containerboard Sales (in millions of dollars) OIBD (in millions of dollars) Shipment1 (in thousands of short tons) Average selling price (in Canadian dollars/unit) Average selling price (in U.S. dollars/unit) Price reference (in U.S. dollars/unit) Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Containerboard Manufacturing 130 150 26 10 260 301 501 498 429 493 543 555 Converting 230 246 11 17 1882 2062 1,2982 1,1922 1,1122 1,1802 n/a n/a Others and eliminations (85) (95) 2 - (144) (165) 275 301 39 27 304 342 Specific items (1) 3 Excluding specific items 38 30 1. Total shipments do not reflect the elimination of business sector intercompany shipments. 2. Equal to 2,963 million square feet (msf), CAN$77/msf, US$66/msf in 2009, and to 3,432 msf, CAN$72/msf, US$71/msf in 2008.

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 19

The main variances in OIBD for the Containerboard Group, excluding specific items, are shown below:


70
60
50
40
30
20
10
30
14
3
2
2
1
1
0
(11)
(4)
38
2008
Raw materials[1]
Variation of CAN$[2]
Fixed costs & others[4]
Energy price & consumption
Other sectors[5]
Others variable costs[3]
Business acquisitions, disposals and closure
Volume (shipments)
Selling price & mix
2009

For Notes 1 to 5, see definition on page 11.

The Containerboard Group's sales decreased by $26 million to $275 million for the second quarter of 2009, compared to $301 million for the same period in 2008. Manufacturing shipments dropped by 11% as a result of the unfavourable economic situation. In the second quarter of 2009, 66 days of downtime were taken in the manufacturing sector (corresponding to 33,350 short tons, representing about 10.5% of our capacity), in order to keep production in balance with demand. Those downtimes mainly took place in corrugated paper mills. Converting activities benefited from better selling prices in Canadian dollars, as selling prices per msf increased in the second quarter of 2009, compared to the second quarter of 2008. In the manufacturing sector, average selling prices in U.S. dollars decreased by an average of $56/s.t. in North America during the second quarter of 2009, compared to the second quarter of 2008. Canadian mills operating in that sector also benefited from the depreciation of the Canadian dollar against the U.S. dollar. A favourable impact of approximately $102/s.t. is in fact included in a $46/s.t. average selling price increase in Canadian dollars. Selling prices for our mill in France also decreased by €110/s.t.

The North American corrugated product markets, particularly those in the north-eastern U.S. Region, continued to be challenging. On a quarterly-average basis, North American box shipments for the industry were down 10% in the second quarter of 2009, compared to the same period in 2008. In 2009, converting shipments of the Containerboard Group decreased by 18% in the U.S. and by 12% in Canada, compared to the second quarter of 2008.

OIBD excluding specific items increased by $8 million to $38 million for the second quarter of 2009, compared to $30 million for the same period in 2008. Significant sales volume reductions in comparison to 2008 led to an $11 million decrease in OIBD. However, the negative impact of sales volume was offset by a significant decrease in wastepaper ($14 million) and by better control of the fixed-costs structure. Depreciation of the Canadian dollar also had a positive impact on our results ($3 million).

In the second quarter of 2009, the Containerboard Group recorded an unrealized gain of $4 million on derivative financial instruments, compared to no gain or loss in 2008. In addition, following the announcement of the Quebec City closure, a restructuring provision of $2 million was recorded, for

20 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS severances. Other restructuring charges, totalling $1 million, were recorded for the Containerboard converting sector. Also in the second quarter of 2008, the Containerboard Group incurred closure costs of $1 million and an impairment charge of $2 million on the remaining value of property, plan and equipment at the Red Rock facility, which had been closed in 2006. For the 6-month period ended June 30, 2009, the Containerboard Group’s sales decreased by $54 million to $538 million, compared to $592 million for the same period in 2008. This decrease is mainly attributable to an 15.7% decrease in sales volume. Excluding specific items, OIBD increased by $7 million to $74 million in 2009, compared to $67 million for the same period in 2008. The decrease in sales volume was more than offset by the decrease in raw materials costs and by the depreciation of the Canadian dollar against the U.S. dollar. PACKAGING—SPECIALTY PRODUCTS Sales (in millions of dollars) OIBD (in millions of dollars) Shipment1 (in thousands of short tons) Average selling price (in Canadian dollars/unit) Average selling price (in U.S. dollars/unit) Price reference (in U.S. dollars/unit) Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Q2 2009 Q2 2008 Specialty products Manufacturing 85 76 11 - 87 86 977 886 837 878 777 826 Converting 61 67 6 8 28 33 Recovery and deinked 64 100 6 6 n/a n/a Others and eliminations (22) (25) (1) - (5) (4) 188 218 22 14 110 115 Specific items (2) 1 Excluding specific items 20 15 1. Total shipments do not reflect the elimination of business sector intercompany shipments. The main variance in OIBD for the Specialty Products Group, excluding specific items, is shown below: For Notes 1 to 5, see definition on page 11. 5 10 15 20 25 30 35 40 2008 Raw materials1 Variation of CAN$2 Selling price & mix Others variable costs3 Energy price & consumption Business acquisition, disposals and closure other sectors5 Volume (shipments) Fixed costs & others4 2009

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS 21

For the second quarter of 2009, sales for the Specialty Products Group decreased by 13.8% to $188 million, compared to $218 million for the same period in 2008. This decrease is mainly attributable to recovery activities ($31 million). In addition to the negative impact resulting from lower volume for these activities, the drastically falling prices for wastepaper during the fourth quarter of 2008 remained low in 2009 despite the recent price increases observed in the market. Sales for our industrial packaging sector decreased due to a general decreased in demand and to the difficult economic situation for our paper industry customers. Sales for our specialty papers sector were relatively stable in 2009 compared to 2008. Our mill in Saint-Jérôme continues to benefit from the realignment toward higher value and recycled-content grade. Sales for our consumer packaging sector were stable in 2009, compared to 2008. In addition, some sectors benefited from increase in selling prices.

For the second quarter of 2009, OIBD increased by $8 million to $22 million, compared to $14 million for the same period in 2008. Excluding specific items, OIBD stood at $20 million compared to $15 million in 2008. Mainly, this Group, except for our recovery activities, benefited from the drastic price decrease for wastepaper and commercial pulp, which had begun during the last quarter of 2008 and led to a positive impact of $8 million on OIBD. Our fine paper mill located in Saint-Jérôme significantly increased its profitability through a better sales mix and cost reduction measures. Our de-inking sector also improved its profitability, based on the reduction in raw materials costs. However, this decrease in raw materials costs resulted in a $4 million decrease in OIBD for recovery activities. OIBD for our industrial packaging and consumer products activities remains stable in 2009 over 2008, despite the current unfavourable market conditions.

Finally, this Group recorded additional bad debt provisions during the second quarter of 2009 and, following a fire at an external warehouse, also incurred a charge of $1 million for the loss of fine paper raw materials.

During the second quarter of 2009, this Group recorded a gain of $2M on the disposal of assets for a mill in Europe closed in 2006. In the second quarter of 2008, the Group recorded an impairment charge of $1 million on the property, plant and equipment of one wastepaper sorting facility that ceased operations in 2008.

For the 6-month period ended June 30, 2009, sales for the Specialty Products Group decreased by 12% to $374 million, compared to $427 million for the same period in 2008. This decrease is again attributable to recovery activities, for which sales decreased by $67 million or 44%. For the 6-month period ended June 30, 2009, the OIBD increased by $12 million to $35 million, compared to $23 million for the same period in 2008. Excluding specific items, OIBD increased by $9 million to $33 million compared to $24 million for the same period in 2008.

TISSUE PAPERS

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipment[1] (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)		Price reference (in U.S. dollars/unit)	
	Q2 2009	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008	**Q2 2009**	Q2 2008
Tissue Papers												
Manufacturing and converting	**207**	184	**42**	14	**107**	116	**1,870**	1,545	**1,602**	1,530	**1,628**	1,602
Specific items			-	1								
Excluding specific items			**42**	15								

1. Total shipments do not take into account the elimination of business sector intercompany shipments.

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS | 22

The main variances in OIBD for the Tissue Group, excluding specific items, are shown below:


60
55
50
45
40
35
30
25
20
15
10
15
17
8
5
5
0
0
0
(5)
(3)
42
2008
Raw materials[1]
Selling price & mix
Energy price & consumption
Variation of CAN$[2]
Business acquisitions, disposals and closure
Other sectors[4]
Others variable costs[3]
Fixed costs & others[4]
Volume (shipments)
2009

For Notes 1 to 5, see definition on page 11.

Tissue Group sales increased by 12.5% to $207 million for the second quarter of 2009, compared to $184 million for the same period in 2008, while shipments decreased by 7.8%, mainly due to unfavourable economic conditions. This economic situation mainly affected jumbo rolls shipments in the U.S. commercial and industrial markets. Converting sector shipments remain relatively stable. The improvement in sales compared to the second quarter of 2008 is mainly due to the following factors: the depreciation of the Canadian dollar against the U.S. dollar in 2009 and the improvement in average net realized prices in US$, which were 4.7% higher as a result of several price increases implemented for parent rolls and for the converting sector. The increase in sales was also impacted by the rise in the proportion of converted products against total shipments compared to 2008, for which selling prices are higher than for jumbo rolls.

The Tissue Group's OIBD excluding specific items stood at $42 million for the second quarter of 2009, compared to $15 million for the same period of 2008. The improvement in OIBD is mainly due to the significant decrease in raw materials and energy prices, to the increase in selling prices and to the weakness of the Canadian dollar. OIBD was also affected by the additional cost of promotional activities for the Cascades brand.

In the second quarter of 2008, the Tissue Group recorded a $1 million restructuring cost due to a labour rationalization.

During the second quarter of 2009, the Company reached an agreement with Atlantic Packaging Products Ltd. to acquire its tissue business, based in Ontario, for the price of approximately $60 million. We received the approval from the Competition Bureau at the beginning of August and the closing of this transaction is expected by the end of the third quarter of 2009.

For the 6-month period ended June 30, 2009, Tissue Group sales increased by 18% to $418 million, compared to $354 million for the same period in 2008, while shipments decreased by 6.6% mainly due to a decrease in parent rolls shipments, mostly in the U.S. commercial and industrial markets. The decrease in shipments is explained by the unfavourable economic conditions. For the 6-month period ended June 30, 2009, the Tissue Group's OIBD excluding specific items stood at $81 million, compared to $27 million for the same period in 2008. Again, the increase of $54 million in OIBD is explained by the decrease in raw materials costs, the increase in selling prices and the weakness of the Canadian dollar.

23 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS CORPORATE ACTIVITIES In 2009, OIBD for corporate activities includes a foreign exchange loss of $3 million, while a gain of $1 million (foreign exchange loss of $2 million in the second quarter of 2009, compared to a gain of $1 million in 2008) was recorded for the same period in 2008. In addition, OIBD in 2009 includes a charge of $2 million following a fire at an external warehouse that led to the loss of raw materials for fine papers and tissue paper finished products. This charge represents the financial portion supported by the Corporate activities. Also, the profitability of other corporate activities was lower, due to the difficult economic environment.  In 2009, the Company recorded an unrealized gain of $8 million on financial instruments ($9 million for the second quarter) compared to a gain of $6 million in 2008 ($7 million for the second quarter).  OTHER ITEMS ANALYSIS  DEPRECIATION AND AMORTIZATION  Depreciation and amortization increased to $109 million in 2009 ($55 million for the second quarter), compared to $104 million in 2008 ($53 million for the second quarter). The depreciation and amortization expense was affected by the net impact of the proportional consolidation of the transaction with Reno De Medici. In addition, the depreciation of the Canadian dollar against the U.S. dollar increased the depreciation and amortization expense in 2009, compared to 2008.  OPERATING INCOME (LOSS)  As a result of the above, operating income increased by $122 million to $124 million ($75 million for the second quarter), compared to an operating income of $2 million in 2008 ($8 million for the second quarter). Operating margins for 2009 increased from 0.1% in 2008 to 6.4% in 2009.  Excluding specific items, operating income for 2009 stood at $119 million ($66 million for the second quarter), compared to $18 million in 2008 ($10 million for the second quarter).  INTEREST EXPENSE  The interest expense increased by $2 million to $52 million ($25 million for the second quarter), compared to $50 million in 2008 ($26 million for the second quarter). The interest expenses on US$-denominated debts increased, mainly due to the depreciation of the Canadian dollar against the U.S. dollar. In 2009, the applicable interest margin on the variable interest rate for the Company’s revolving and term facilities increased by 2%, following the February 13, 2009 amendment of its credit facility to maintain the ratios of its existing financial covenants.  LOSS (GAIN) ON DERIVATIVE FINANCIAL INSTRUMENTS ON LONG-TERM DEBT  During the second quarter, the Company recorded a loss of $2 million related to the fair-value variation of certain financial instruments that are not designated as hedging instruments (no gain or loss for the 6-month period of 2009).  FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT  Since its US$-denominated debts are hedged, the Company did not record any foreign exchange gain or loss on these debts in 2009. In 2008, a foreign exchange loss of $20 million was recorded (loss of $15 million for the second quarter). However, in the second quarter of 2009, the Company recorded a loss of $3 million on derivative financial instruments, resulting mainly from the recognition of charges recorded previously under “Accumulated Other Comprehensive Income (Loss)” upon termination of the hedge accounting of foreign exchange forward contracts($5 million for the six months period in 2009).  GAIN ON PURCHASES OF SENIOR NOTES  During the first quarter of 2009, the Company purchased senior notes which were trading at discount. The difference between the nominal value and the amount paid resulted in a gain of $14 million.  PROVISION FOR INCOME TAXES  The 2009 income tax expense is $22 million, for an effective rate of 27%, including the impact of all specific items. Excluding these specific items, the effective tax rate is approximately 36%. As a consequence of a Quebec income tax rate change on investment incomes, a favourable adjustment of $6 million is included in the 2009 earnings. Of that amount, $4 million is recorded in the income tax provision and $2 million in the share of earnings of significantly-influenced companies.  The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries — notably Germany, Italy and the United States — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 31% to 35%. SHARE OF RESULTS OF SIGNIFICANTLY-INFLUENCED COMPANIES  The share of results of significantly-influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the north-eastern United States, Canada and France.

24 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS NET EARNINGS As a result of the foregoing factors, the Company posted net earnings of $67 million, or $0.68 per share in 2009, compared to a net loss of $29 million or $0.29 per share in 2008. However, after excluding certain specific items, the Company realized net earnings of $49 million or $0.50 per share, compared to a net loss of $20 million or $0.20 per share in 2008 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).  For the second quarter of 3009, the Company posted net earnings of $30 million, or $0.30 per share in 2009, compared to a net loss of $25 million or $0.25 per share in 2008. However, after excluding certain specific items, the Company realized net earnings of $28 million or $0.28 per share, compared to a net loss of $11 million or $0.11 per share in 2008 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).  LIQUIDITY AND CAPITAL RESOURCES  CASH FLOWS FROM OPERATING ACTIVITIES  Operating activities generated $149 million in 2009 ($82 million for the second quarter), compared to $17 million in 2008 ($48 million for the second quarter). Changes in non-cash working capital components led to no cash requirement or cash inflow in 2009 (cash inflow of $1 million for the second quarter), compared to a cash requirement of $36 million in 2008 (cash inflow of $12 million for the second quarter). Despite the fact that, historically, the first two quarters of the year required cash investments to support increased inventory levels for the forthcoming summer, requirements were lower in 2009. This is the result of implementation of proactive measures, which began in 2008, in order to optimize working capital. Also, volume and selling prices in 2009 show a different trend compared to the first six months of 2008. We also put in place a factoring program for certain of our accounts receivable in Europe during the second quarter of 2009 which resulted in a decrease of $12 million (€8 million) of accounts receivable. Recovery of our activities, following significant downtime in December 2008, resulted in an increase in our finished goods inventory, which was more than offset by a decrease in our raw materials and supplies inventories, for a net amount of $8 million. This decrease in working capital was offset by an increase in our accounts receivable.  Cash flow from operating activities, excluding the change in non-cash working capital components, stood at $149 million for 2009 ($81 million for the second quarter), compared to $53 million for the same period in 2008 ($36 million for the second quarter). Specific amounts, namely $6 million related to closure and restructuring charges, reduced cash flow from operating activities in 2009 ($4 million for the second quarter). For the same period in 2008, $13 million was related to closure and restructuring charges and $2 million for an inventory fair-value adjustment resulting from the Reno de Medici merger reduced cash flows from operating activities. Still in 2008, however, cash flow from operating activities included $15 million for early settlement of natural gas contracts. Cash flow from operating activities, excluding the change in non-cash working capital components, was negatively affected in 2009 by a higher-than-usual pension plan liability payment, in the amount of $4 million.  This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.  INVESTING ACTIVITIES  Investment activities in 2009 required total cash resources of $81 million, mainly for capital expenditure projects. The largest capital projects in 2009 were:  Boxboard ($25 million)  $7 million for production process optimization in the LaRochette, France mill.  $11 million to add converting equipment for the QSR business.  Containerboard ($11 million)  $2 million for a bark boiler in the Trenton mill.  $3 million for various projects in the papermill manufacturing units.   $2 million for a new press in one converting facility in Quebec.  Specialty Products ($17 million)  $10 million to complete the new sorting facility in Calgary, for our recycling paper activities.  $1 million for a new equipment on a paper machine in our fine paper mill in St-Jérôme.

25 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS Tissue ($15 million)  $4 million for expansion and installation of converting equipment  in the Lachute unit.  $4 million for new converting equipment in North Carolina, Pennsylvania, Wisconsin, Arizona and Waterford.  $2 million for adding onto converting equipment, and lease improvements in a joint venture based in North Carolina.  $1 million for improvement on a building used for a paper machine in Pennsylvania.  Corporate Activities ($2 million)  Investments aimed at reducing energy consumption.  The Company also invests approximately $5 million in other assets, for the purchase and implementation of software, and made a deposit of $3 million in connection with the transaction with Atlantic Packaging.  The Company also sold assets in its Specialty Products Group, for a consideration of $2 million.  Financing Activities  During the first quarter of 2009, the Company benefited from its positive cash flow, purchasing senior notes with a nominal value of US$26.1 million, for a consideration of US$14.6 million. The consideration paid during the first quarter of 2009 was $14 million and an amount of $4 million was paid during the second quarter of 2009. These transactions, combined with cash flow from operating activities and investments in capital projects, resulted in a $62 million decrease in our total indebtedness during the first half of 2009.  The Company may elect, from time to time, to purchase its senior notes when market conditions are appropriate.  During the reporting period, a 73%-owned subsidiary of the Company (Metro Waste) completed long-term financing for its activities and repaid the temporary loan that had been provided in 2008. During the second quarter of 2009, the Company has provided a limited guarantee for this financing, for a maximum amount of $10 million.  The Company also redeemed 1,081,200 of its common shares on the open market, pursuant to a normal-course issuer bid, for the amount of $2.3 million.  Including these transactions and the $8 million in dividends paid out during the current year, financing activities required $64 million in liquidity.  Settlement of Forward Exchange Contracts  During the second quarter of 2009, the Company terminated foreign exchange forward contracts prior to maturity for net cash proceeds of approximately $8 million. Since these contracts had been designated as cash flow hedges for the Company’s US$-denominated debt, their fair-value decrease was recorded under “Accumulated Other Comprehensive Income (Loss)”. The net cash proceeds of these transactions have been applied to reduce the Company’s revolving credit facility.  As at June 30, 2009, the Company has forward exchange contracts to fix a maximum of $397.5 million, or 44% of its US$-denominated debt, at an average exchange rate of CAN$1.1759 (US$0.85). The mark-to-market value of $13 million as at June 30, 2009 is recorded under “Other Liabilities” on the balance sheet.  LIQUIDITY FROM DISCONTINUED OPERATIONS  DURING the first quarter of 2009, the Company paid $3 million in connection with a 2006 legal settlement in the fine papers sector’s distribution activities, which were disposed of in 2006.

MANAGEMENT'S DISCUSSION & ANALYSIS RESULTS ANALYSIS 26

CONSOLIDATED FINANCIAL POSITION AS AT JUNE 30, 2009 AND DECEMBER 31, 2008

Following are the Company's financial position and ratios:

(in millions of Canadian dollars)	**2009**	2008 (Restated - Refer to note 1 a) of financial statements)
Working capital[1]	**669**	694
% of sales[2]	**17.0%**	16.6%
Bank loan and advances	**83**	104
Current portion of long-term debt	**38**	36
Long-term debt	**1,549**	1,672
Total debt	**1,670**	1,812
Shareholders' equity	**1,309**	1,255
Total equity and debt	**2,979**	3,067
Ratio of debt/total equity and debt	**56.1%**	59.1%
Shareholders' equity per share	**$13.43**	$12.74

1. Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $18 million as at June 30, 2009 and $22 million as at December 31, 2008. It also excludes the current portion of derivative financial instruments liabilities in the amount of $14 million as at June 30, 2009 ($31 million as at December 31, 2008) and the net current portion of future tax assets in the amount of $5 million as at June 30, 2009 ($10 million as at December 31, 2008).
2. % of sales = LTM Working Capital/LTM Sales.

Liquidity available via the Company's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfil its capital expenditure program. Capital expenditures for 2009 were revised at approximately $120 million, but are subject to change depending on the Company's operating results and on general economic conditions. As at June 30, 2009, the Company had $345 million (net of letters of credit in the amount of $31 million) available through its $850 million revolving credit facility. The Company has no significant debt maturities before the end of 2011.

NEAR-TERM OUTLOOK

The seasonality associated with the third quarter leads us to anticipate a continuous recovery in demand. Also, we are encouraged by the recent stability of selling prices in certain of our sectors and the low cost of energy. However, we remain very cautious in regards to short term business conditions given the steady increase in the cost of recycled fibres since the beginning of the year, the significant volatility of the Canadian dollar, as well as the scheduled downtime for maintenance or to keep the right level of inventories.

CAPITAL STOCK INFORMATION

As at June 30, 2009, issued and outstanding capital stock consisted of 97,467,651 common shares (98,548,851 as at December 31, 2008), and 4,932,654 stock options were issued and outstanding (2,903,506 as at December 31, 2008). In 2009, no options were exercised and 100,306 were forfeited. In 2009, the Company issued 97,669 stock options at an exercise price of $7.64 and 2,031,785 stock options at an exercise price of $2.28.

As at August 10, 2009, issued and outstanding capital stock consisted of 97,414,551 common shares and 4,778,777 stock options.

OFF BALANCE SHEET ARRANGEMENT

FACTORING OF ACCOUNTS RECEIVABLE

The Company sells its accounts receivable from clients ("receivables") of one of its European subsidiary through a factoring contract with a financial institution. The Company uses factoring of receivables as a source of financing by reducing its working capital requirements. This factoring consists of the sale of a part of its receivables to this financial institution. The contract normally allows the daily sale of new receivables to replace those that have been collected. The contract also limits the receivables that can be sell. When the receivables are sold, the

27 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS Company removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and recorded a loss on factoring which is includes in “cost of good sold (excluding depreciation)” in financial statements. The receivables on which the Company retained interest, is included in “Accounts receivable” in financial statements and will be collect only when the financial institution will have recover its part of receivables buy. The Company retains the responsibility for servicing the receivables sold but does not record any servicing asset or liability.  As at June 30, 2009, the off balance sheet impact, of the factoring receivable amounted to $12 million (€8 million). The Company expects to continue to sell receivables on an ongoing basis, given the attractive costs. Should it decide to discontinue this contract, its working capital and bank debt requirements would increase.  CONTRACTUAL OBLIGATION AND OTHER COMMITMENTS  On June 12, 2009, the Company reached an agreement with Atlantic Packaging Products Ltd., to acquire its tissue business for the price of approximately $60 million. We received the approval from the Competition Bureau at the beginning of August and the closing of this transaction is expected by the end of the third quarter of 2009.  CRITICAL ACCOUNTING ESTIMATES  Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.  Except for what is described below, as at August 10, 2009, no new items had occurred since December 31, 2008. Therefore, it is the opinion of the Company that the position taken with regard to the estimates, which are outlined in the Annual Report (refer to page 48), remains unchanged.  The Company is currently working with representatives of the Ontario Ministry of the Environment (MOE) - Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (the “Mill”). The MOE has requested that the Company look into a management site plan related to the sediment quality adjacent to the Mill’s lagoon. Several meetings have been held during the year with the MOE and AbitibiBowater Inc., a former owner of the facility who has recently filed for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the concurrence of the MOE and the outcome of the current procedures at AbitibiBowater Inc.  On June 17, 2009, the Government of Canada announced $1 billion in spending to support environmental improvements for the pulp and paper industry. The Green Transformation Program is intended to provide funding of $0.16 per litre of black liquor, to a maximum program total of $1 billion. Eligible companies participating in the Green Transformation Program will be required to invest these funds, over the next three years, in capital expenditures that make improvements to the energy efficiency or environmental performance of any pulp and paper mill in Canada. This program is retrospectively applicable to January 1, 2009. The Company is currently assessing the impact of that announcement and has already made representations to the Government. There are some uncertainties, surrounding certain technical criteria of the program, that need to be clarified. As at June 30, 2009, no amount was recorded for the amount the Company may receive.  INTRODUCTION OF NEW ACCOUNTING STANDARDS IN 2009 GOODWILL AND INTANGIBLE ASSETS  On January 1, 2009, the Company adopted CICA handbook Section 3064, “Goodwill and Intangible Assets”, which replaces CICA handbook Section 3062, “Goodwill and Other Intangible Assets”, and CICA handbook Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions of Section 3064 have been adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other Finite-life Intangible Assets”. The Company also reclassed, from property, plant and equipment to other assets, the net book value of its software, in the amount of $7 million as at December 31, 2008. For more details on the impact of the adoption of this new standard as at January 1, 2009, refer to Note 1a) of the Company’s financial statements.  CREDIT RISK AND FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES  On January 1, 2009, the Company adopted the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, with

28 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS retrospective application and without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company concluded that the adoption of these recommendations did not have a significant impact.  NEW ACCOUNTING POLICY ADOPTED ACCOUNTS RECEIVABLE  Accounts receivable are recorded at cost net of a provision for doubtful accounts that is based on expected collectability. Losses on factoring of accounts receivable are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale. Costs related to the sales of accounts receivable are recognized in earnings in the period when the sale occurs.  NEW ACCOUNTING STANDARDS NOT YET ADOPTED BUSINESS COMBINATIONS  In January 2009, CICA published Section 1582, “Business Combinations”. This section replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt this new standard early. The Company is currently evaluating the impact of the adoption of this new standard.  CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS  In January 2009, CICA published “Consolidated Financial Statements”, Section 1601, and”Non-controlling Interests”, Section 1602. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601, “Consolidated Financial Statements”, carries forward guidance from Section 1600, “Consolidated Financial Statements”, with the exception of non-controlling interests, which are addressed in a separate section. Section 1602, “Non-controlling Interests”, requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt these new standards early. The Company is currently evaluating the impact of the adoption of these new standards.  ACCOUNTING CHANGES  In June 2009, CICA amended Section 1506, “Accounting Changes”, to exclude from the scope of this section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for years beginning after July 1, 2009.  FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT  In June 2009, CICA amended Section 3855, “Financial Instruments - Recognition and Measurement”, to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt this amendment early. The Company is currently evaluating the impact of the adoption of this amendment.  FINANCIAL INSTRUMENTS - DISCLOSURES  In June 2009, CICA amended Section 3862, “Financial Instruments - Disclosures”, to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair-value measurement of financial instruments. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to adopt this amendment early. The Company  is currently evaluating the impact of the adoption of this amendment.  INTERNATIONAL FINANCIAL REPORTING STANDARDS  In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable for the Company for the fiscal year beginning on January 1, 2011. The Company will convert to these new standards according to the timetable set for these new rules. The Company has established its transition plan and has formally established a project team. The project team, which consists of members from Finance, is overseen by the Company’s Chief Financial Officer. It reports on a regular basis to senior management and to the Audit Committee of the Company’s Board of Directors. The Company uses an external advisor to assist in the conversion project.

29 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS The Company completed the first phase of its transition program, which included scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statements. While the effects of IFRS have not been fully determined, the Company has identified a number of key areas where it is likely to be impacted by change in accounting policy. These include, amongst others:  Business combination Property, plant and equipment Effects of changes in foreign exchange rates Interests in joint ventures Financial instruments: presentation Impairment of assets Financial instruments: recognition and measurement  The Company is currently in the second phase, which involves a completed design and work plan to measure the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations. The Company will address the design, planning, solution development and implementation of the conversion over 2009.  At this time, the full impact of transitioning to IFRS on the Company’s future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options, along with the accounting policies under IFRS, and the resulting impacts.  It is, however, difficult to predict the IFRS that will be effective at the end of our first IFRS reporting period, as the IASB work plan anticipates the completion of several projects in 2010 and 2011.  Completion of a draft opening balance sheet, prepared under IFRS at the date of transition (January 1, 2010), is currently planned for the first half of 2010. Draft financial statements and disclosure information will be prepared for each quarter in 2010 (to be used for comparative purposes in 2011) and reporting under IFRS will commence for interim and annual periods in 2011.  INTERNAL CONTROLS AND PROCEDURES  The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Company is made known to them, and have designed internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with GAAP.  They deem the design of DC&P and of ICFR to be adequate, as at June 30, 2009.  The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether or not there were any changes to the Company’s ICFR during the three-month period ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through their evaluation.  RISK MANAGEMENT  As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.  Page 51 and ff. of our Annual Report for the year ended December 31, 2008 contain a discussion of the key areas of the Company’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

30 MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES  None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components. Cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.  Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.  Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sales of business units, unrealized gains or losses on financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt, and other significant items of an unusual or a non-recurring nature.

MANAGEMENT'S DISCUSSION & ANALYSIS MARKETS, BUSINESS AND STRATEGY 31

Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	For the 3-month periods ended June 30 2009	2008	For the 6-month periods ended June 30 2009	2008
Net earnings (loss)	**30**	(25)	**67**	(29)
Net earnings from discontinued operations	**-**	1	**-**	(18)
Non-controlling interest	**-**	-	**(1)**	1
Share of results of significantly influenced companies	**(2)**	-	**(7)**	(4)
Provision for (recovery of) income taxes	**17**	(9)	**22**	(18)
Foreign exchange loss on long-term debt	**3**	15	**5**	20
Loss on derivative financial instruments on long-term debt	**2**	-	**-**	-
Gain on purchases of senior notes	**-**	-	**(14)**	-
Interest expense	**25**	26	**52**	50
Operating income	**75**	8	**124**	2
Specific items:				
Inventory adjustment resulting from business acquisition	**-**	1	**-**	2
Gains or losses on disposal and others	**1**	-	**1**	5
Impairment loss	**-**	3	**3**	3
Closure and restructuring costs	**3**	5	**5**	13
Gain on financial instruments	**(13)**	(7)	**(14)**	(7)
	(9)	2	**(5)**	16
Operating income - excluding specific items	**66**	10	**119**	18
Depreciation and amortization	**55**	53	**109**	104
Operating income before depreciation and amortization - excluding specific items	**121**	63	**228**	122

The following table reconciles net earnings (loss) and net earnings (loss) per share with net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

(in millions of Canadian dollars, except amount per share)	Net earnings (loss) For the 3-month periods ended June 30 2009	2008	Net earnings (loss) For the 6-month periods ended June 30 2009	2008	Net earnings (loss) per share[1] For the 3-month periods ended June 30 2009	2008	Net earnings (loss) per share[1] For the 6-month periods ended June 30 2009	2008
As per GAAP	**30**	(25)	**67**	(29)	**$0.30**	$(0.25)	**$0.68**	$(0.29)
Specific items :								
Inventory adjustment resulting from business acquisition	**-**	1	**-**	2	**$-**	$-	**$-**	$0.01
Gains or losses on disposal and others	**1**	-	**1**	5	**$-**	$-	**$-**	$0.05
Impairment loss	**-**	3	**3**	3	**$-**	$0.02	**$0.02**	$0.02
Closure and restructuring costs	**3**	5	**5**	13	**$0.02**	$0.04	**$0.04**	$0.09
Gain on financial instruments	**(13)**	(7)	**(14)**	(7)	**$(0.09)**	$(0.06)	**$(0.10)**	$(0.06)
Foreign exchange loss on long-term debt	**3**	15	**5**	20	**$0.03**	$0.13	**$0.05**	$0.17
Loss on derivative financial instruments on long-term debt	**2**	-	**-**	-	**$0.02**	$-	**$-**	$-
Gain on purchases of senior notes	**-**	-	**(14)**	-	**$-**	$-	**$(0.13)**	$-
Loss (gain) included in discontinued operations	**-**	1	**-**	(23)	**$-**	$0.01	**$-**	$(0.19)
Adjustment of statutory tax rate	**-**	-	**(6)**	-	**$-**	$-	**$(0.06)**	$-
Tax effect on specific items	**2**	(4)	**2**	(4)	**$-**	$-	**$-**	$-
	(2)	14	**(18)**	9	**$(0.02)**	$0.14	**$(0.18)**	$0.09
Excluding specific items	**28**	(11)	**49**	(20)	**$0.28**	$(0.11)	**$0.50**	$(0.20)

Note 1 - Specific amounts per share are calculated on an after-tax basis.

MANAGEMENT'S DISCUSSION & ANALYSIS MARKETS, BUSINESS AND STRATEGY | 32

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)				Cash flow from operations (adjusted) per share			
	For the 3-month periods ended June 30		For the 6-month periods ended June 30		For the 3-month periods ended June 30		For the 6-month periods ended June 30	
(in millions of Canadian dollars, except amount per share)	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Cash flow provided by operating activities	**82**	48	149	17				
Changes in non-cash working capital components	**(1)**	(12)	-	36				
Cash flow (adjusted) from operations	**81**	36	**149**	53	**$0.83**	$0.37	**$1.52**	$0.54
Specific items:								
Inventory adjustment resulting from business acquisition	**-**	1	**-**	2	**$-**	$0.01	**$-**	$0.02
Gains or losses on disposal and others	**1**	-	**1**	-	**$-**	$-	**$-**	$-
Closure and restructuring costs, net of current income tax	**3**	5	**5**	13	**$0.04**	$0.05	**$0.06**	$0.13
Excluding specific items	**85**	42	**155**	68	**$0.87**	$0.43	**$1.58**	$0.69

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30		For the 6-month periods ended June 30	
(in millions of dollars)	**2009**	2008	**2009**	2008
Cash flow provided by operating activities	**82**	48	**149**	17
Changes in non-cash working capital components	**(1)**	(12)	**-**	36
Depreciation and amortization	**(55)**	(53)	**(109)**	(104)
Current income taxes	**15**	4	**23**	15
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	**25**	26	**52**	50
Gains or losses on disposal and others	**(1)**	-	**(1)**	(5)
Impairment loss and other restructuring costs	**-**	(3)	**(3)**	(3)
Unrealized gain on financial instruments	**13**	7	**14**	7
Early retirement of natural gas contracts	**-**	(15)	**-**	(15)
Other non-cash adjustments	**(3)**	6	**(1)**	4
Operating income from continuing operations	**75**	8	**124**	2
Depreciation and amortization	**55**	53	**109**	104
Operating income before depreciation and amortization	**130**	61	**233**	106

33 MANAGEMENT’S DISCUSSION & ANALYSIS APPENDIX APPENDIX - INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008  BUSINESS SEGMENT REVIEW  PACKAGING—BOXBOARD  Sales (in millions of dollars) 6 months  OIBD (in millions of dollars) 6 months Shipment1 (in thousands  of short tons) 6 months Average selling price (in Canadian dollars/unit) 6 months Average selling price (in U.S. dollars  or euros/unit) 6 months Price reference (in U.S. dollars  or euros/unit) 6 months 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 Boxboard Manufacturing - North America 133 130 14 (21) 167 199 797 656 661 652 757 744 Manufacturing - Europe2 225 249 12 5 251 287 895 868 € 558 € 562 € 685 € 703 Converting 362 331 28 24 135 144 2,680 2,185 2,224 2,171 n/a n/a Others and eliminations (48) (50) (3) (10) (49) (61) 672 660 51 (2) 504 569 Specific items   5 14 Excluding specific items   56 12 1.  Total shipments do not reflect the elimination of business sector intercompany shipments. 2.  include the Company’s share of Reno De Medici, since March 1, 2008.  The main variances in OIBD, for the Boxboard Group, excluding specific items, are shown below:  For Notes 1 to 5, see definition on page 11.  5 15 25 35 45 55 65 75 2008 Variation of CAN$ 2 Selling price & mix Raw materials 1 Energy price & consumption Business acquisitions, disposals and closure Other sectors 5 Others variable costs 3 Volume(shipments) Fixed costs & others 4 2009 12 15 12 10 8 5 1 1 (7) (1) 56

34 MANAGEMENT’S DISCUSSION & ANALYSIS APPENDIX PACKAGING—CONTAINERBOARD  Sales (in millions of dollars) 6 months  OIBD (in millions of dollars) 6 months Shipment1 (in thousands  of short tons) 6 months Average selling price (in Canadian dollars/unit) 6 months Average selling price (in U.S. dollars/unit) 6 months Price reference (in U.S. dollars/unit) 6 months 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 Containerboard Manufacturing 261 304 61 27 493 611 531 498 440 494 561 555 Converting 447 473 18 31 3632 4022 1,2682 1,1742 1,0532 1,1652 n/a n/a Others and eliminations (170) (185) (5) 3 (274) (323) 538 592 74 61 582 690 Specific items   - 6 Excluding specific items   74 67 1.  Total shipments do not reflect the elimination of business sector intercompany shipments. Shipments of the first quarter of 2009 have been reviewed during the second quarter. 2.  Equal to 5,722 million square feet (msf), CAN$78/msf, US$65/msf in 2009, and to 6,649 msf, CAN$71/msf, US$71/msf in 2008.  The main variances in OIBD for the Containerboard Group, excluding specific items, are shown below:  For Notes 1 to 5, see definition on page 11.  40 50 60 70 80 90 100 110 120 2008 Raw materials 1 Variation of CAN$ 2 Fixed costs & others 4 Other sectors 5 Business acquisitions, disposals and closure Energy price & consumption Volume(shipments) Selling price & mix Others variable costs 3 2009 67 23 7 6 3 0 0 (27) (4) (1) 74

35 MANAGEMENT’S DISCUSSION & ANALYSIS APPENDIX PACKAGING—SPECIALTY PRODUCTS  Sales (in millions of dollars) 6 months  OIBD (in millions of dollars) 6 months Shipment1 (in thousands  of short tons) 6 months Average selling price (in Canadian  dollars/unit) 6 months Average selling price (in U.S. dollars/unit) 6 months Price reference (in U.S. dollars/unit) 6 months 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 Specialty products Manufacturing 171 152 20 (1) 170 174 1,006 875 834 869 806 811 Converting 122 130 11 13 55 65 Recovery and deinked  123 193 6 11 n/a n/a Others and eliminations (42) (48) (2) - (9) (8) 374 427 35 23 216 231 Specific items   (2) 1 Excluding specific items   33 24 1. Total shipments do not reflect the elimination of business sector intercompany shipments.  The main variance in OIBD for the Specialty Products Group, excluding specific items, is shown below:  For Notes 1 to 5, see definition on page 11.  5 10 15 20 25 30 35 40 45 50 55 60 2008 Raw materials 1 Variation of CAN$ 2 Selling price & mix Others variable costs 3 Energy price & consumption Business acquisitions, disposals and closure Other sectors 5 Volume(shipments) Fixed costs & others 4 2009 24 16 5 3 1 1 0 0 (10) (7) 33

36 MANAGEMENT’S DISCUSSION & ANALYSIS APPENDIX TISSUE PAPERS  Sales (in millions of dollars) 6 months  OIBD (in millions of dollars) 6 months Shipment1 (in thousands  of short tons) 6 months Average selling price (in Canadian  dollars/unit) 6 months Average selling price (in U.S. dollars/unit) 6 months Price reference (in U.S. dollars/unit) 6 months 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 2009 2008 Tissue Papers Manufacturing and converting 418 354 81 26 213 228 1,908 1,516 1,583 1,505 1,622 1,581 Specific items   - 1 Excluding specific items   81 27 1.   Total shipments do not take into account the elimination of business sector intercompany shipments.  The main variances in OIBD for the Tissue Group, excluding specific items, are shown below:  For Notes 1 to 5, see definition on page 11.  0 20 40 60 80 100 120 2008 Raw materials 1 Selling price & mix Variation of CAN$ 2 Energy price & consumption Business acquisitions, disposals and closure Other sectors 5 Fixed costs & others 4 Volume(shipments) Others variable costs 3 2009 27 34 16 14 7 0 0 (10) (6) (1) 81

37 FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS  As at June 30, As at December 31, (in millions of Canadian dollars) (unaudited) Note 2009 2008 (restated - note 1a)) Assets Current assets Cash and cash equivalents  12 11 Accounts receivable  625 657 Inventories  551 580 1,188 1,248 Property, plant and equipment  1,959 2,030 Intangible assets 4 a) 132 142 Other assets 4 b) 286 289 Goodwill  321 321 3,886 4,030 Liabilities and Shareholders’ Equity Current liabilities Bank loans and advances  83 104 Accounts payable and accrued liabilities  534 586 Current portion of long-term debt  5 38 36 655 726 Long-term debt 5 1,549 1,672 Other liabilities 6 373 377 2,577 2,775 Commitment and Contingencies 9 Shareholders’ Equity Capital stock  510 515 Retained earnings  717 655 Accumulated other comprehensive income 8 82 85 1,309 1,255 3,886 4,030 The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS | 38

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	For the 3-month periods ended June 30, 2009	2008	For the 6-month periods ended June 30, 2009	2008
			(restated - note 1a))		(restated - note 1a))
Sales		**981**	999	**1,951**	1,958
Cost of sales and expenses					
Cost of sales (excluding depreciation and amortization)		**750**	843	**1,502**	1,648
Depreciation and amortization		**55**	53	**109**	104
Selling and administrative expenses		**108**	94	**216**	191
Gains or losses on disposal and others	3	**1**	-	**1**	5
Impairment and other restructuring costs	2	**3**	8	**8**	16
Gain on financial instruments		**(11)**	(7)	**(9)**	(8)
		906	991	**1,827**	1,956
Operating income from continuing operations		**75**	8	**124**	2
Interest expense		**25**	26	**52**	50
Gain on purchases of senior notes		**-**	-	**(14)**	-
Loss on derivative financial instruments on long-term debt		**2**	-	**-**	-
Foreign exchange loss on long-term debt		**3**	15	**5**	20
		45	(33)	**81**	(68)
Provision for (recovery of) income taxes		**17**	(9)	**22**	(18)
Share of results of significantly influenced companies		**(2)**	-	**(7)**	(4)
Non-controlling interest		**-**	-	**(1)**	1
Net earnings (loss) from continuing operations		**30**	(24)	**67**	(47)
Net earnings (loss) from discontinued operations		**-**	(1)	**-**	18
Net earnings (loss) for the period		**30**	(25)	**67**	(29)
Basic and diluted net earnings (loss) from continuing operations per common share		**$0.30**	$(0.24)	**$0.68**	$(0.47)
Basic and diluted net earnings (loss) per common share		**$0.30**	$(0.25)	**$0.68**	$(0.29)
Weighted average number of common shares outstanding		**97,467,651**	98,851,585	**97,960,461**	98,946,693

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

39 FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY  For the 6-month periods ended June 30, (in millions of Canadian dollars) (unaudited) Note    2009 Capital stock Retained earnings Accumulated other comprehensive income Shareholders’ Equity  Balance - Beginning of period  515 656 85 1,256 Cumulative impact of accounting changes  1 a) - (1) - (1) Restated balance - Beginning of period  515 655 85 1,255 Comprehensive income: Net earnings for the period  - 67 - 67 Change in other comprehensive income (loss)  - - (3) (3) Comprehensive income for the period     64 Dividends   - (8) - (8) Redemption of common shares  (5) 3 - (2) Balance - End of period  510 717 82 1,309  For the 6-month periods ended June 30, (in millions of Canadian dollars) (unaudited)     2008 (restated - note 1a)) Capital stock Retained earnings Accumulated other comprehensive income (loss) Shareholders’ Equity Balance - Beginning of period  517 728 (43) 1,202 Cumulative impact of accounting changes   - (1) - (1) Restated balance - Beginning of period  517 727 (43) 1,201 Comprehensive income: Net loss for the period  - (29) - (29) Change in other comprehensive income  - - 48 48 Comprehensive income for the period 19 Dividends  - (8) - (8) Redemption of common shares  (1) (1) - (2) Balance - End of period  516 689 5 1,210  The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

40 FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)  For the 3-month periods ended June 30, For the 6-month periods ended June 30, (in millions of Canadian dollars) (unaudited)  2009 2008 2009 2008 Net earnings (loss) for the period  30 (25) 67 (29) Other comprehensive income (loss) Translation adjustments Change in foreign currency translation of self-sustaining foreign subsidiaries  (61) (10) (44) 43 Change in foreign currency translation related to hedging activities  39 - 25 - Income taxes  (5) - (3) -  Cash flow hedges Change in fair value of foreign exchange forward contracts designated as cash flow hedges  28 - 29 (3) Change in fair value of interest rate swap agreements designated as cash flow hedges  - 1 - - Change in fair value of commodity derivative financial instruments designated as cash flow hedges  3 5 (1) 11 Income taxes  (10) (2) (9) (3) (6) (6) (3) 48 Comprehensive income (loss) for the period  24 (31) 64 19 The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS | 41

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars) (unaudited)	Note	For the 3-month periods ended June 30, 2009	2008	For the 6-month periods ended June 30, 2009	2008
			(restated - note 14)		(restated - note 14)
Operating activities from continuing operations					
Net earnings (loss) for the period		**30**	(25)	**67**	(29)
Net earnings (loss) from discontinued operations		**-**	1	**-**	(18)
Net earnings (loss) from continuing operations		**30**	(24)	**67**	(47)
Adjustments for					
Depreciation and amortization		**55**	53	**109**	104
Gains or losses on disposal and others	3	**1**	-	**1**	5
Impairment and other restructuring costs	2	**-**	3	**3**	3
Unrealized gain on financial instruments		**(13)**	(7)	**(14)**	(7)
Unrealized loss on derivative financial instruments on long-term debt		**2**	-	**-**	-
Foreign exchange loss on long-term debt		**3**	15	**5**	20
Gain on purchases of senior notes		**-**	-	**(14)**	-
Future income taxes		**2**	(13)	**(1)**	(33)
Share of results of significantly influenced companies		**(2)**	-	**(7)**	(4)
Non-controlling interest		**-**	-	**(1)**	1
Others		**3**	(6)	**1**	(4)
Early settlement of natural gaz contracts		**-**	15	**-**	15
		81	36	**149**	53
Change in non-cash working capital components		**1**	12	**-**	(36)
		82	48	**149**	17
Investing activities from continuing operations					
Purchases of property, plant and equipment		**(32)**	(42)	**(72)**	(83)
Proceeds from disposal of property plant and equipment		**2**	5	**2**	5
Decrease (increase) in other assets		**(8)**	3	**(11)**	2
Cash of a joint venture and business acquisitions		**-**	-	**-**	6
		(38)	(34)	**(81)**	(70)
Financing activities from continuing operations					
Bank loans and advances		**13**	(20)	**(19)**	(5)
Change in revolving credit facilities		**(57)**	11	**(45)**	22
Purchases of senior notes		**(4)**	-	**(18)**	-
Increase in other long-term debt		**3**	-	**25**	-
Payments of other long-term debt		**(4)**	(5)	**(5)**	(6)
Early settlement of foreign exchange contracts	8	**8**	-	**8**	-
Redemption of common shares		**-**	-	**(2)**	(2)
Dividends		**(4)**	(4)	**(8)**	(8)
		(45)	(18)	**(64)**	1
Change in cash and cash equivalents during the period from continuing operations		**(1)**	(4)	**4**	(52)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal		**-**	8	**(3)**	43
Net change in cash and cash equivalents during the period		**(1)**	4	**1**	(9)
Translation adjustments on cash and cash equivalents		**-**	(1)	**-**	5
Cash and cash equivalents - Beginning of period		**13**	18	**11**	25
Cash and cash equivalents - End of period		**12**	21	**12**	21

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

42 NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR EACH OF THE YEARS IN THE 3-MONTH AND 6-MONTH PERIOD ENDED JUNE 30, 2009 (tabular amounts in millions of Canadian dollars, except amount per share)(unaudited) 1 ACCOUNTING POLICIES These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following: A) NEW ACCOUNTING STANDARDS ADOPTED Goodwill and intangible assets - On January 1, 2009, the Company adopted, CICA handbook Section 3064 “Goodwill and intangible assets”, replacing CICA handbook Section 3062 “Goodwill and other intangible assets” and CICA handbook Section 3450 “Research and development costs”. This new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions of Section 3064 have been adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other finite-life intangible assets”. The company also reclassed from property, plant and equipment to other assets, the net book value of its software in the amount of $7 million as at December 31, 2008. The impact of the adoption of Section 3064 is detailed as follows: increase (decrease) 2008 2007 March 31 June 30 September 30 December 31 Annual Annual Retained earnings - beginning of the period (1) - - - (1) (2) Depreciation and amortization - - - (1) (1) (1) Net earnings - - - 1 1 1 Net earnings per common share - - - 0,01 0,01 0,01 Credit risk and the fair value of financial assets and financial liabilities - On January 1, 2009, the Company adopted the CICA issued EIC-173 “Credit risk and the fair value of financial assets and financial liabilities” with retrospective application, without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The company concluded that the adoption of these recommendations did not have a significant impact.

43 FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS B) NEW ACCOUNTING POLICIES ADOPTED Accounts receivable - Accounts receivable are recorded at cost net of a provision for doubtful accounts that is based on expected collectability. Losses on factoring of accounts receivable are calculated as the difference between the carrying amount of the receivables sold and the sum of the cash proceeds on sale. Costs related to the sales of accounts receivable are recognized in earnings in the period when the sale occurs. C) NEW ACCOUNTING STANDARDS NOT YET ADOPTED Business Combinations - In January 2009, CICA published Section 1582 “Business Combinations”. This section replaces the former Section 1581 “Business combinations”. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this new standard. The Company is currently evaluating the impact of the adoption of this new standard. Consolidated financial statements and non-controlling interests - In January 2009, CICA published “Consolidated financial statements”, Section 1601 and “Non-controlling interests”, Section 1602. These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt these new standards. The Company is currently evaluating the impact of the adoption of these new standards. Accounting changes - In June 2009, CICA amended Section 1506 “Accounting changes”, to exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. This amendment is effective for years beginning after July 1, 2009. Financial instruments - recognition and measurement - In June 2009, CICA amended Section 3855 “Financial instruments - recognition and measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifies when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment. Financial instruments - disclosures - In June 2009, CICA amended Section 3862 “Financial instruments - disclosures” to enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurment of financial instruments. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment.

FINANCIEL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 44

2 IMPAIRMENT CHARGES, CLOSURE AND OTHER RESTRUCTURING COSTS

The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at June 30, 2009 should be paid within the next twelve months. It includes the provisions relating to discontinued operations.

	As at June 30, 2009	As at December 31, 2008
Balance at beginning of period	22	19
Additional provision		
Severance and pension liability	6	26
Non-monetary items		
Pension liability adjustements and others	(2)	1
Payments	(8)	(24)
Balance at end of period	18	22

On April 2, 2009, the Company announced the closure of its Quebec city based corrugated products plant. Sales and distribution services at the Quebec city plant will remain intact and production will be redirected progressively towards the other Quebec based corrugated products plants. The Company recorded an impairment charge of $3 million on property plant and equipments and inventories following this announcement in the first quarter of 2009 and a charge of $2 million during the second quarter of 2009, for severance.

Following the closure of its Dopaco converting plant located in Bakersfield in 2008, the Company recorded a charge of $1 million, in 2009, to terminate the lease of the building used for the operation of Bakersfield. The Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008.

During the second quarter of 2009, the Company incurred restructuring charges totaling $1 million in the Containerboard converting Sector.

3 GAINS OR LOSSES ON DISPOSAL AND OTHERS

	For the 3-month periods ended June 30, 2009	For the 3-month periods ended June 30, 2008	For the 6-month periods ended June 30, 2009	For the 6-month periods ended June 30, 2008
Loss on a contribution to a joint venture	-	-	-	5
Gain on disposal of property, plant and equipment	(2)	-	(2)	-
Pension plan - partial curtailment	3	-	3	-
	1	-	1	5

During the second quarter of 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future benefit pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products Group for a mill in Europe closed in 2006.

45 FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 4 INTANGIBLE ASSETS AND OTHER ASSETS  As at June 30, As at December 31, 2009  2008 (restated - note 1a)) a) Intangible assets are detailed as follows: Customer relationship and client lists 127 136 Other finite-life intangible assets 5 6 Total intangible assets 132 142  b) Other assets are detailed as follows: Investments in significantly influenced companies 147 147 Notes receivable 11 8 Other investments 4 3 Investment in shares held for trading 3 2 Deferred charges 15 13 Software 12 7 Employee future benefits 93 97 Fair value of derivative financial assets 3 13 288 290 Less: Current portion, included in accounts receivable 2 1 Total other assets 286 289  5 LONG-TERM DEBT  As at June 30, As at December 31, 2009  2008 7.25% Unsecured senior notes of US$ 646 million (2008 - US$ 672 million), maturing in 2013 751 823 6.75% Unsecured senior notes of US$ 250 million (2008 - US$ 250 million), maturing in 2013 291 306 Revolving and term credit facilities 474 527 Capital lease obligations  2 1 Other debts of subsidiaries 13 15 Other debts without recourse to the Company 65  47 1,596  1,719 Less: Unamortized financing costs 9  11 Total long-term debt  1,587  1,708 Less: Current portion of debts of subsidiaries 3 2 Current portion of debts without recourse to the Company 35  34 38 36 1,549  1,672

46 FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS During the first quarter of 2009, the Company purchased US$26.1 million of nominal value of its 7.25% Unsecured senior notes for an amount of US$14.6 million. These notes were not cancelled and are still outstanding as at June 30, 2009 but are held by the Company. The gain resulting from the difference between the nominal value and the amount paid has been recorded in earnings for $14 million.  The Company has provided a limited guarantee to the lenders of one subsidiary for its long-term financing. The maximum amount of the guarantee is $10 million.  6 OTHER LIABILITIES   As at June 30, As at December 31, 2009  2008 Employee future benefits 122  124 Future income taxes 192  199 Fair value of derivative financial liabilities 36  43 Legal settlement  7  9 Non-controlling interest   21  22 Others   14  16 392  413 Less: Current portion, included in accounts payable and accrued liabilities 19  36 Total other liabilities 373  377  7 ADDITIONAL INFORMATION  For the 3-month periods ended June 30, For the 6-month periods ended June 30, 2009  2008  2009  2008 (a) Employee future benefits expenses Defined benefit pension plans 6 2 12 7 Other employee future benefit plans 2  2  4 4 Defined contribution pension plans 2 1 3 2 (b) Supplemental disclosure Depreciation of property, plant and equipment 52 50 103 98 Amortization of other assets 3  3  6 6 Amortization of deferred financing cost included in interest expense 2  1  3 2 Interest paid 16 17 52 50 Income taxes paid  14 3 18 10

FINANCIEL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 47

8 ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at June 30, 2009	As at December 31, 2008
Foreign currency translation of self-sustaining foreign subsidiaries	(132)	(88)
Foreign currency translation related to hedging activities, net of related income taxes of $45 million (2008 - $42 million)	251	229
Unrealized losses arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes of $16 million (2008 - $25 million)	(37)	(57)
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes of $2 million (2008 - $1.5 million)	(2)	(2)
Unrealized gains arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes of $(2) million (2008 - $(3) million)	2	3
	82	85

During the second quarter of 2009, the Company terminated, prior to maturity, some foreign exchange forward contracts, related to its U.S.-denominated debt, for net cash proceeds of approximately $8 million. As these contracts were designated as cash flow hedges for the Company's debt denominated in U.S. dollars, their decrase in fair-value is recorded under "Accumulated Other Comprehensive Income (Loss)" and will be recorded mainly in earnings until 2013.

9 COMMITMENTS AND CONTINGENCIES

The Company is currently working with representatives of the Ontario Ministry of the environment (MOE) - Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (the "Mill"). The MOE has requested that the Company look into a management site plan relating to the sediment quality adjacent to the Mill's lagoon. Several meetings have been held during the year with the MOE and AbitibiBowater Inc., a former owner of the facility who has recently filed for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company's obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the concurrence of the MOE and AbitibiBowater Inc.'s capacity to assume its proportionate share of responsibility.

On June 12 2009, the Company reached an agreement with Atlantic Packaging Products Ltd., to acquire its tissue business for the price of approximately $60 million. At the beginning of July the Company received the approval from the Competition Bureau and the closing of this transaction is expected by the end of the third quarter of 2009.

10 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation of financial statements adopted as at January 1, 2009.

FINANCIAL REPORT SELECTED SEGMENTED INFORMATION | 48

SELECTED SEGMENTED INFORMATION

(in millions of Canadian dollars) (unaudited)	For the 3-month periods ended June 30, 2009	2008	For the 6-month periods ended June 30, 2009	2008
Sales				
Packaging products				
Boxboard				
Manufacturing	**178**	184	**358**	379
Converting	**181**	170	**362**	331
Intersegment sales	**(23)**	(23)	**(48)**	(50)
	336	331	**672**	660
Containerboard				
Manufacturing	**130**	150	**261**	304
Converting	**230**	246	**447**	473
Intersegment sales	**(85)**	(95)	**(170)**	(185)
	275	301	**538**	592
Specialty products				
Manufacturing	**85**	76	**171**	152
Converting	**61**	67	**122**	130
Recovery and deinked pulp	**64**	100	**123**	193
Intersegment sales	**(22)**	(25)	**(42)**	(48)
	188	218	**374**	427
Intersegment sales	**(15)**	(25)	**(28)**	(53)
	784	825	**1,556**	1,626
Tissue papers				
Manufacturing and converting	**207**	184	**418**	354
Intersegment sales	**(10)**	(10)	**(23)**	(22)
Total	**981**	999	**1,951**	1,958

FINANCIAL REPORT SELECTED SEGMENTED INFORMATION | 49

SELECTED SEGMENTED INFORMATION

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,	
(in millions of Canadian dollars) (unaudited)	**2009**	2008	**2009**	2008
Operating income (loss) before depreciation and amortization from continuing operations				
Packaging products				
Boxboard				
Manufacturing	**13**	(10)	**25**	(16)
Converting	**16**	12	**28**	24
Others	**-**	(3)	**(2)**	(10)
	29	(1)	**51**	(2)
Containerboard				
Manufacturing	**26**	10	**61**	27
Converting	**11**	17	**18**	31
Others	**2**	-	**(5)**	3
	39	27	**74**	61
Specialty products				
Manufacturing	**11**	-	**20**	(1)
Converting	**6**	8	**11**	13
Recovery and deinked pulp	**6**	6	**6**	11
Others	**(1)**	-	**(2)**	-
	22	14	**35**	23
	90	40	**160**	82
Tissue papers				
Manufacturing and converting	**42**	14	**81**	26
Corporate	**(2)**	7	**(8)**	(2)
Operating income before depreciation and amortization from continuing operations	**130**	61	**233**	106
		(restated - note 1a))		(restated - note 1a))
Depreciation and amortization				
Boxboard	**(19)**	(18)	**(38)**	(34)
Containerboard	**(16)**	(15)	**(32)**	(31)
Specialty products	**(9)**	(8)	**(17)**	(16)
Tissue papers	**(9)**	(9)	**(18)**	(17)
Corporate and eliminations	**(2)**	(3)	**(4)**	(6)
	(55)	(53)	**(109)**	(104)
Operating income from continuing operations	**75**	8	**124**	2

FINANCIAL REPORT SELECTED SEGMENTED INFORMATION | 50

SELECTED SEGMENTED INFORMATION

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,	
(in millions of Canadian dollars) (unaudited)	**2009**	2008	**2009**	2008
Purchases of property, plant and equipment				
Packaging products				
Boxboard				
Manufacturing	**7**	3	**13**	7
Converting	**6**	7	**12**	16
	13	10	**25**	23
Containerboard				
Manufacturing	**4**	2	**7**	4
Converting	**2**	7	**4**	11
	6	9	**11**	15
Specialty products				
Manufacturing	**2**	2	**3**	3
Converting	**1**	2	**2**	3
Recovery and deinked pulp	**4**	9	**12**	10
	7	13	**17**	16
	26	32	**53**	54
Tissue papers				
Manufacturing and converting	**8**	8	**15**	18
Corporate	**1**	2	**2**	4
Total	**35**	42	**70**	76
Purchases of property, plant and equipment included in accounts payable				
Beginning of period	**9**	10	**14**	17
End of period	**(12)**	(10)	**(12)**	(10)
Total investing activities	**32**	42	**72**	83

INVESTOR RELATIONS FOR MORE INFORMATION, PLEASE CONTACT: DIDIER FILION DIRECTOR, INVESTOR RELATIONS CASCADES INC. 772 SHERBROOKE STREET  WEST MONTRÉAL, QUÉBEC H3A 1G1 CANADA TELEPHONE: 1 514 282-2697 FAX: 1 514 282-2624 INVESTOR@CASCADES.COM

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